WVT™
COMMUNICATIONS

ANNUAL REPORT 2007

WVT COMMUNICATIONS

President's Letter to Shareholders

Dear Shareholders:

We are pleased to report that 2007 has been a year of turnaround for WVT Communications. By re-focusing on the basics of our business, we have made significant progress toward profitability in our core business. We tightly managed our costs; upgraded our telecom network infrastructure, which improved service, reduced costs and positioned us for new product introduction; restructured our organization for optimal impact and efficiency; re-engineered old processes and implemented new processes to improve our management effectiveness; and implemented our new enterprise resource platform to enable much tighter Sarbanes-Oxley controls. It has been a very busy year for all of us at WVT Communications, as we strive to put the past difficulties behind us and focus on the future of our business.

Those past difficulties were unfortunate for all of us, particularly because our company has had such a rich history of innovation and dedication to our customers through the efforts of a great group of employees. While there is still much to do to serve our customers better, we believe the worst difficulties are now behind us.

That's not to say we don't have competition. We clearly do. The cable companies are especially aggressive in trying to take our customers from us, but we believe we have the products and services, vision and dedication, and the wherewithal to compete effectively to retain and grow our customer base.

We recognize that the growth of our company is, in part, dependent on the economic growth of our region. Because of this need, we are collaborating with public and private sector people in founding the Warwick Development Coalition and partnering with the Orange County Partnership and the Orange County Chamber of Commerce.

We strive for customer growth within our franchised region with very competitive products at competitive prices that meet the need for voice, broadband internet access, video and wireless services. We also continue to offer innovative new services such as data backup and web-hosting/web design services for both our residential and business broadband customers.

We also, recognize that despite competitive success in our franchised area, we must expand our operations outside that footprint as well. We have operated competitive local exchange carriers (CLEC) in Middletown, NY and Vernon, NJ for some time now. In 2007, we also opened Newburgh and Poughkeepsie and began building our brand and customer relationships in those areas. We will continue to expand our CLEC operations by either building or buying operations in territories contiguous to our company.

I am pleased to tell you that WVT's investment in the Orange-Poughkeepsie Wireless Partnership (with Verizon) continues to pay off for us. This year, we concluded the purchase of an additional interest in the partnership as a result of exercising our right of first refusal in the Verizon-Fairpoint transaction. Consequently, we now receive an even greater portion of the cash flow from this investment.

Most of all, we at WVT Communications recognize that, ultimately, we serve our shareholders and we are committed to delivering shareholder value for you. We look forward to serving you even better in 2008.

Sincerely,

Duane W. Albro

President and CEO

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File No. 0-11174

Warwick Valley Telephone Company

(Exact name of registrant as specified in its charter)

New York *(State of other jurisdiction of incorporation or organization)*	**14-1160510** *(I.R.S. Employer Identification No.)*
Warwick, New York **47 Main Street** *(Address of principal executive offices)*	**10990** *(Zip Code)*

Registrant's telephone, including area code:
(845) 986-8080

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 Par Value	The NASDAQ Stock Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act Yes ☐ No ☑

The aggregate market value of Warwick Valley Telephone Company Common Shares as of June 29, 2007 held by non-affiliates computed by reference to the price at which the Common Shares were sold on June 29, 2007 was $69,573,140.

The number of shares of Warwick Valley Telephone Company Common Shares outstanding as of March 10, 2008 was 5,351,780.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III, Items 10, 11, 12, 13 and 14 of this report is incorporated by reference from the registrant's definitive proxy statement relating to the Annual Meeting of Shareholders to be held on April 25, 2008, which definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

TABLE OF CONTENTS

Item 1. *Business.*

GENERAL

Warwick Valley Telephone Company (the "Company," "we," "our" or "us") was incorporated in New York on January 16, 1902 and is qualified to do business as a foreign corporation in New Jersey. Our executive offices are located at 47 Main Street, Warwick, New York 10990 and our telephone number is 845-986-8080.

The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and any amendments, are available free of charge on the Company's website at www.wvtc.com as soon as reasonably practical after filing with the Securities and Exchange Commission. This website address is for information only and is not intended to be an active link or to incorporate any web site information into this document.

The Company provides telephone service to customers (22,439 access lines as of December 31, 2007) in the contiguous towns of Warwick, Goshen and Wallkill, New York, and the townships of West Milford and Vernon, New Jersey. The Company's service area is primarily rural and has an estimated population of 50,000.

The dollar amounts in this Annual Report on Form 10-K are presented in thousands, except for share and per share amounts.

BUSINESS OPERATIONS

The Company reports its results in operating segments: telephone, online and other. We evaluate the performance of the segments based upon factors such as revenue growth, expense containment, market share and operating income. We do not believe our sales are seasonal.

Operating Segments

Telephone

The telephone segment provides telecommunications services including local network services, network access services, long distance services, directory services and other services and sales. The telephone segment generated revenues from external customers of $18,309, $19,013 and $20,608 in the year ended December 31 2007, 2006 and 2005, respectively. It generated an operating loss of $(834), $(2,957) and $(1,149) in 2007, 2006 and 2005 respectively. The telephone segment had total assets after intercompany eliminations of $47,177, $55,735 and $57,721 in 2007, 2006 and 2005, respectively.

Services and Products

Local network services — Local network services include traditional dial tone which is primarily used to make or to receive voice, fax or analog modem calls from a residence or business. The Company's local network services are regulated by the Federal Communication Commission ("FCC"), New York State Public Service Commission ("NYPSC") and New Jersey Board of Public Utilities ("NJBPU"). Included under local network services are custom calling services, such as caller ID, call waiting, voice mail and other value-added services. These features allow users to display the number and/or name of callers, signal to the telephone user that additional calls are coming in and send and receive voice messages. The sale of telephone and other equipment does not constitute a material part of the Company's business and is contained within local network services.

Network access services — Network access services connect a customer's telephone or other equipment to the transmission facilities of other carriers that provide long distance and other communications services.

Long distance services — These services result from the transport of intraLATA telecommunications traffic (traffic within the Company's Local Access and Transport Area) to a destination that is outside of a local calling area. We also provide wire line interLATA long distance (commonly known as traditional long distance service) to our customers.

Directory services — Our directory service group publishes yellow and white page directories and sells advertising in these directories.

Other services and sales — These services relate to billing and collections provided to other carriers, inside wire revenue, circuit revenue, wireless services and reciprocal compensation.

Within the telephone business unit, the Company has a wholly-owned subsidiary — Warwick Valley Long Distance, Inc. ("WVLD"). WVLD resells toll telephone services to the Company's subscribers and has operated since 1993. WVLD operates in an extremely competitive marketplace with other interexchange carriers. In spite of this competition, the Company provides toll service to over 50% of its local exchange customers. During 2007, the Company revised its long distance and international plans in order to remain competitive with other interexchange carriers.

The Company began operating as a Competitive Local Exchange Carrier ("CLEC"), in Middletown, New York in 1999, in Scotchtown, New York in 2001 and Vernon, New Jersey in 2002. In addition, broadband services are provided through the interconnection of the Company's fiber optic network with other carriers.

Online

The Online segment ("Online") provides broadband and dial-up Internet services, operations, and video over VDSL and ADSL2+ (digital TV products). The Online segment generated revenues from external customers of $5,733, $6,223 and $6,734 and operating losses of ($264), ($837) and ($1,798) in 2007, 2006 and 2005, respectively. The Online segment had total assets after intercompany eliminations of $9,474, $4,714 and $10,508 in 2007, 2006 and 2005, respectively.

Services and Products

Broadband Internet and dial-up Internet services allow a customer access to the Internet. The Company also provides a digital TV product ("Video").

During 2007, the number of broadband Internet customers increased while the number of a dial-up customers decreased. This transition resulted primarily from continued customer migration from dial-up to high-speed interconnections.

The Video product enables the Company to bundle voice, video and data, "the Triple Play", to its customers. The Company's Video product offers over 140 digital channels at competitive prices. In 2007, the Company began a deployment that enables enhanced features such as High Definition ("HD") signals in response to growing customer demands for these features. During 2007, the number of video subscribers increased.

Additional products offered by Online include banner advertising, domain name registration and web hosting.

Other

The Company currently owns a 8.108% limited partnership interest in the Orange County-Poughkeepsie Limited Partnership ("O-P"). Verizon Wireless of the East, L.P. ("Verizon") is the general partner and the majority owner that currently has an 91.892% interest. On April 10, 2007, the Company completed the acquisition of an additional 0.6081% limited partnership interest in O-P by purchasing 8.108% of the 7.5% limited partnership interest being sold by FairPoint Communications, Inc. ("FairPoint"). FairPoint had agreed to sell its interest in O-P to Cellco Partnership d/b/a Verizon Wireless ("Verizon Wireless"). The Company chose to exercise its right of first refusal pursuant to the partnership agreement of O-P to purchase a corresponding pro rata share of FairPoint's interest. The price paid for the additional 0.6081% was $4,376. Of the amount, the Company has allocated $4,081 to the excess of the cost of the investment over the fair value of the assets acquired and it is deemed to be goodwill. As of December 31, 2007, the value of the Company's investment in O-P is as follows:

8.108% interest in O-P Partnership's Capital	$4,195
Goodwill	4,081
Total investment	$8,276

O-P provides wholesale cellular telephone service throughout the Orange County-Poughkeepsie Metropolitan Service Area. Ongoing cash distributions to the partners are made according to the needs of the business as determined by Verizon. Cash distributions from O-P are used to fund expenditures in the Company's business segments as well as to pay portions of the dividend on Common Shares to our shareholders. The investment in O-P represented 15% and 6% of total assets as of December 31, 2007 and 2006, respectively and 116%, 155% and 139% of income before income taxes for the years ended December 31, 2007, 2006 and 2005, respectively. For more information on the Company's O-P investment, see Note 8 to the Consolidated Financial Statements contained in Item 15(a).

Until January 3, 2006, the Company owned 17% of Zefcom, LLC, d.b.a. Telispire, a consortium of small telephone companies that resells the wireless services of Verizon under a private label. On January 3, 2006, the Company sold its interest to a group of outside investors for $700 in cash.

The Company originally owned a 25% interest in the Empire State Independent Network, LLC ("EsiNet"), which was reduced to 16.79% as a result of additional capital subscription by new and existing EsiNet members (other than the Company). EsiNet represents a consortium of 15 independent telephone companies located in the upstate New York and Pennsylvania region whose intent is to build a fiber optic network that will facilitate the delivery of voice, video and data services to customers throughout that region. EsiNet was formed in March 2004 and began operations on a limited basis by the end of 2006. All personal, tangible and intangible property of EsiNet, along with all rents, income, revenue, profits and other benefits derived or received from these properties, have been pledged by EsiNet to the Rural Telephone Finance Cooperative ("RTFC") to secure a $6,750 ten-year term credit facility. Based on management's determination in March 2006 that it appeared unlikely that EsiNet would remain a viable going concern, the Company determined that there existed a permanent impairment of the Company's entire investment in EsiNet which was written-off in the year ended December 31, 2005. In December 2007, EsiNet filed for Chapter 11 Bankruptcy. The Company is not anticipating any material distributions for its equity ownership interest.

Major Customers

No customer accounted for more than 10% of our consolidated operating revenues in 2007, 2006, and 2005. The loss of a single customer or a few customers would not have a material adverse effect on any of the Company's segments.

COMPETITION

The Telecommunications Act of 1996 (the "1996 Act") created a nationwide structure in which competition is allowed and encouraged between incumbent local exchange carriers, interexchange carriers, competitive access providers, cable TV companies and other entities. The first markets of the Company that were affected were those in New York and New Jersey in which regional toll service is provided. Regional toll competition reduced the Company's revenues. The Company itself can provide competitive local exchange telephone service, and has done so outside its franchised territory.

The Company currently provides access to the national and international calling markets as well as intrastate calling markets through all interested inter-exchange carriers, including the Company's wholly owned subsidiary, WVLD. Access to the remainder of the intrastate calling markets is provided by the Company as well as other exchange carriers. WVLD, as an inter-exchange carrier, competes against all such other carriers, including cellular telephone providers and Internet-based service providers.

The Company's territory is surrounded by competitive telephone companies located within a 30-mile radius of Warwick, New York. In the fourth quarter of 2004 a cable company entered the Company's Warwick, New York market offering a bundled package of competing voice, video and data services at a very low introductory price in effort to gain market share from the Company and continues to be a major competitor in the Company's market. This cable company continues to be a major competitor in the Company's Warwick, New York market.

The Company is currently competing for local service through access lines with encumbant local exchange carriers in the Middletown, New York area, as well as the Vernon, New Jersey area. The Company is reviewing plans to provide limited service in other surrounding areas in both New York and New Jersey. In addition, the Company is looking into business arrangements with other regional telecommunications companies to gain access to their transportation networks thereby expanding the reach of the Company's product offerings. There can be no assurances that the Company will implement any such additional plans, or that other companies will not begin providing competitive local exchange telephone service in the Company's franchise territory.

The present market environment requires that Online compete both on the basis of service and price. There are numerous competitors throughout Online's market area whose services are available to customers. During 2007, Online's broadband revenues increased while conversely the revenues for Online's dial-up product decreased due to the migration of customers to high speed Internet provided either by the Company itself or by the competition. Whether customer and pricing levels can be maintained depends, in part, on the actions of existing competitors, the possible entry into the market of new competitors, the rate of technological change and the level of demand for voice, video and data services.

In addition, our Video product, which was launched in April 2002, is competing against entrenched cable companies and satellite television companies. In the current market environment, to stay competitive, the Company must be able to offer a Video product on par with its competitors at a competitive price. There can be no assurances that the Company will be able to deliver such products profitably at a competitive price.

REGULATION

The Company's New York telephone service operations are subject to the jurisdiction of the NYPSC and the Company's New Jersey telephone service operations are subject to the jurisdiction of the NJBPU. These two bodies have regulatory authority over our local exchange operations with respect to rates, facilities, services, reports, issuance of securities and other matters such as corporate restructuring. As a result, the Company's ability to respond quickly to changing market conditions or to implement a new business organization can be limited by the necessity of obtaining regulatory reviews or responding to interrogatories which can slow down or even prevent the desired transaction. Interstate toll and access services are subject to the jurisdiction of the FCC. The Company receives reimbursement from carriers in the form of charges for providing carriers with access to and from the Company's local network in addition to the compensation we receive from providing services to our end user customers.

The 1996 Act opened local telecommunications markets to competition, preempting state and local laws to the extent that they prevented competitive entry into a market. The 1996 Act allows states to retain the authority to preserve universal service, protect public safety and welfare, ensure quality of service, protect consumers and mediate and arbitrate disputes involving interconnection agreements between carriers. The 1996 Act generally requires local carriers to interconnect with other carriers, unbundle their services at wholesale rates, permit resale of their services, enable collocation of equipment, provide Local Number Portability ("LNP") and dialing parity, provide access to poles, ducts, conduits and rights-of-way, and complete calls originating by competing carriers under termination agreements. The 1996 Act's requirement to interconnect with other carriers resulted in the Company entering into interconnection agreements with carriers.

Pursuant to FCC requirements, the Company was once obligated to make contributions to a long-term support fund of the National Exchange Carrier Association. On January 1, 1998, according to the 1996 Act, a new funding mechanism went into effect, requiring all carriers to contribute to a Universal Service Fund (the "USF") established by the FCC to cover high-cost areas, low-income customers, schools, libraries and rural health care providers. The Company's obligation to this fund was $239, $398 and $298 in 2007, 2006 and 2005, respectively. Periodic cost studies conducted and filed with Universal Service Administration Company ("USAC") determine the amount of annual contributions to be made by the Company to the USF. Management, based upon recent cost studies, does not currently expect that the amount contributed by the Company to the USF will change significantly in upcoming periods.

The Company has been designated as an Eligible Telecommunications Carrier ("ETC") in New York and New Jersey, which has enabled us, since January 1, 1998, to receive substantial funds from USAC. As a result of FCC orders, all local exchange carriers have been required to reduce interstate access charges billed to toll carriers. To offset this revenue reduction, monthly payments from the high cost portion of the USF are provided to carriers with ETC status and other characteristics set forth in the orders. The Company has those characteristics and recorded USF revenue of $2,401, $2,696 and $3,293 in 2007, 2006 and 2005, respectively, which is included in network access service revenue in the consolidated statements of income. The Company elected to participate in the Tariff/ Pool effective July 1, 2006, which provides a level of stability of cost recovery.

The USF is under pressure as Incumbent Local Exchange Carriers ("ILEC") lose access lines and competitors seek to receive monies from the USF, and as a result, changes in the funding and/or payout rules for the USF might further reduce our revenues obtained from the USF. In an order released in June 2006, the FCC increased assessments on wireless carriers, began assessments of VoIP providers, and announced that additional reforms would be reviewed and considered. Reforms of the USF are also the subject of pending legislation in Congress. The Company cannot predict the level of USF funding we will receive in the future as a result of USF reforms.

The advent of Voice over Internet Protocol ("VoIP") services being provided by cable television and other companies has heightened the need for Federal and State regulators to determine whether VoIP is subject to the same regulatory and financial constraints as wire line telephone service. On November 9, 2004, the FCC issued an order in response to a petition from Vonage declaring that Vonage-style VoIP services were exempt from state telecommunications regulations, which order is currently on appeal. The FCC order applies to all VoIP offerings provided over broadband services. However, this order did not clarify whether or under what terms VoIP traffic may be subject to intercarrier compensation requirements; whether VoIP was subject to state tax or commercial business regulations; or whether VoIP providers had to comply with obligations related to 911 emergency calls, the USF and the Communications Assistance for Law Enforcement Act ("CALEA"). The FCC is addressing these issues through its "IP-Enabled Services Proceedings", which opened in February 2004. On June 3, 2005, the FCC issued an order establishing rules requiring VoIP service providers to incorporate 911 emergency call capabilities for their customers as a standard feature of their services, rather than an optional enhancement. On September 23, 2005, the FCC required interconnected VoIP and broadband internet access service providers to comply with CALEA by mid-2007. Additionally, in March 2007, the United States Court of Appeals for the Eighth Circuit upheld a decision by the FCC that barred states from regulating Internet-based phone services.

On February 10, 2005, the FCC adopted a Further Notice of Proposed Rulemaking addressing inter-carrier compensation. Proposed inter-carrier compensation changes, such as "bill and keep" (under which switched access charges and reciprocal compensation would be reduced or eliminated), could reduce our access revenues. No decision or resolution of inter-carrier compensation has yet been forthcoming, and the Company cannot predict the impact of such decision or resolution.

In addition to charging for access to and from our local network and for toll services provided by us or our subsidiary WVLD, the Company bills and collects charges for some of the interstate and intrastate toll messages carried on its facilities. Interstate billing and collection services provided by us are not regulated. They are provided under contract by the Company. Intrastate billing and collection remain partly regulated in New York and fully regulated in New Jersey. The regulated services are provided under tariff. Some carriers provide their own billing and collection services. The Company along with other carriers, has recently been granted pricing flexibility under a March 4, 2008 NYPSC ruling for various intrastate residence telecommunications services.

Warwick Online's franchised Video business operates in New York pursuant to franchises authorized by New York municipalities, which are governed and approved by the NYPSC, and in New Jersey pursuant to municipal consents provided by New Jersey municipalities and franchises awarded by the NJBPU. The NYPSC, the NJBPU and the FCC have various regulations applicable to the operation of the franchised Video business, including requirements related to facilities, services, reports, issuance of securities and other matters such as corporate restructuring. Warwick Online's Video business is exempt from the limited rate regulation that is allowed under federal law due to Warwick Online successfully obtaining findings of effective competition from the FCC in all of its franchised areas.

IMPACT OF INFLATION

Inflation is still a factor in our economy and the Company continues to seek ways to mitigate its impact. To the extent permitted by competition or regulation, the Company passes increased costs on to its customers by increasing sales prices over time.

EMPLOYEES

As of March 10 2008, the Company had 91 full-time and 17 part-time employees, including 64 non-management employees of which 46 are represented by Local 503 of the International Brotherhood of Electrical Workers ("IBEW"). The existing contract with the union members expires on April 30, 2008 and the Company is currently negotiating a new agreement with its union members.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 10-K, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others the following: general economic and business conditions, both nationally and in the geographic regions in which the Company operates; industry capacity; demographic changes; existing governmental regulations and changes in or the failure to comply with, governmental regulations; legislative proposals relating to the businesses in which the Company operates; competition; or the loss of any significant ability to attract and retain qualified personnel. Given these uncertainties, current and prospective investors should be cautioned in their reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revision to any of the forward-looking statements contained herein to reflect future events or developments.

Item 1A. *Risk Factors.*

RISK FACTORS

We have a history of operating losses, and there is no assurance that we will maintain profitability in the future.

The Company has a history of operating losses. We have sustained operating losses of $1,098, $3,794 and $2,947 for the years ended December 31, 2007, 2006 and 2005, respectively. We cannot predict if we will generate profitable operations in the future. If we cannot generate profits in the future, our failure to do so could adversely affect the market price of our securities, which in turn could adversely affect our ability to raise additional equity capital or to incur additional debt.

The Company provides services to customers over access lines. If access lines decline, operating results may be adversely affected.

The Company's business generates revenues by delivering voice, video and data services over access lines. The Company continues to experience access line losses due to competition from wireless and broadband service providers. The Company may continue to experience access line losses in its primary markets. The Company's inability to retain access lines could adversely affect the business and results of operations.

The Company is subject to competition that may adversely impact it.

As an ILEC, the Company historically had little competition in its markets. As a direct result of deregulation, the Company now faces direct competition in its traditional ILEC territories by CLEC operations and other providers of telecommunications services that offer comparable voice, video and data products. The primary competitor in our market has brand recognition and financial, personnel, marketing and other resources that are significantly greater than ours. In addition, consolidations and strategic alliances presently occurring within the telecommunications industry, as well as ongoing technological innovation, are likely to affect our competitive position. The Company cannot predict the number of competitors that will ultimately emerge, but increased competition from existing and new entities could have an adverse effect on our business. The ongoing auction of new frequenciens for wireless transmissions may increase the number or change the nature of the company's competitors.

The Company may not be able to successfully integrate new technologies, respond effectively to customer requirements or provide new services.

The communications industry is subject to rapid and significant changes in technology, the development of new types of content, frequent new service offerings and a changing regulatory and economic environment. The Company cannot predict the changes in our competitive position or profitability. Technological developments may reduce the competitiveness of our networks and require significant expenditures of capital to upgrade and or replace outdated technologies. In addition, new products and services arising out of technological developments in the industry may reduce the attractiveness of our products and services. If the Company fails to adapt successfully to technological changes or obsolescence, or fails to obtain access to important new technologies or content, the Company could lose existing customers and fail to attract new customers. For this reason, the Company has developed video offerings and is planning to introduce a VoIP product. A key element to the Company's long-term growth strategy is its ability to deliver new and enhanced products and services to its customers. The successful delivery of new products and services is uncertain and dependent on many factors. There is no guarantee that delivery of these services will generate the anticipated increase in customers and revenues.

The Company's relationships with other communications companies are material to its operations.

The Company originates and terminates calls for long distance carriers and other interexchange carriers over our network and for that service the Company receives payments for access charges. These payments represent a significant portion of our revenues. Should these carriers go bankrupt or experience substantial financial difficulties, our inability to collect access charges from them could have a significant negative impact on our business and results of operations.

The need for increased capital improvements to upgrade or expand the Orange County-Poughkeepsie Limited Partnership ("O-P") facilities or a decrease in demand for its services or continued competitive pressure on its rates could cause the O-P's profitability to decline and could thereby reduce the income that the Company derives from those profits. The Company receives quarterly cash distributions from O-P, which comprises a substantial percentage of the Company's operating income and operating cash flow. O-P distributions are made at the discretion of the O-P general partner. The failure of the general partner to make a cash distribution to the limited partners in any quarter would have a significant negative impact on our business.

The Company is subject to significant regulations that could change in a manner that is adverse to the Company's interests, or could remain in effect in a fashion that impedes the Company's ability to compete.

The Company operates in a heavily regulated industry. A significant portion of the Company's revenues generally have been supported by regulations that provide for local and network access revenues and USF funds. The USF is under pressure as ILECs lose access lines and competitors seek to receive monies from the USF, and as a result, changes in the funding and/or payout rules for the USF might further reduce our revenues obtained from the USF. Reforms of the USF are the subject of pending legislation in Congress. The Company cannot predict the level of USF funding we will receive in the future as a result of USF reforms. Proposed USF reforms may have a significant negative impact on our business.

Laws and regulations applicable to the Company and its competitors have, from time to time, been challenged in the courts, and could be changed by the FCC or state regulators. On February 10, 2005, the FCC adopted a Further Notice of Proposed Rulemaking addressing inter-carrier compensation. Proposed inter-carrier compensation changes, such as "bill and keep" (under which switched access charges and reciprocal compensation would be reduced or eliminated), could reduce our access revenues. No decision or resolution of inter-carrier compensation has yet been forthcoming, and the Company cannot predict the impact of such decision or resolution. Regulatory changes could adversely impact the rates the Company is permitted to charge its customers, reduce payments to the Company from the USF or restrict the Company's ability to effectively compete in the market place. Regulatory changes could also restrict the Company's ability to secure new sources of capital and or grow through strategic acquisitions or alliances. In addition, the failure of regulations to change in a manner that would establish an environment in which the Company may compete on more even terms with its actual economic competitors could also adversely affect the Company's profitability.

Our business could be adversely impacted by deficiencies in our internal controls over financial reporting.

Effective internal controls are necessary for us to provide reliable and accurate financial reports and prevent fraud. In addition, Section 404 under the Sarbanes-Oxley Act of 2002 requires the Company to evaluate, and our independent registered public accounting firm to attest to, the design and operating effectiveness of our internal control over financial reporting. If we cannot provide reliable and accurate financial reports and prevent fraud, our business and operating results could be harmed. In connection with the evaluation of its internal control over financial reporting, the Company identified material weaknesses, and may discover in the future, areas of its internal control that need improvement. Our efforts regarding internal controls are discussed in detail in this Annual Report on Form 10-K for 2007 under Item 9A, "Controls and Procedures." We cannot be certain that any remedial measures we take will ensure that we design, implement, and maintain adequate controls over our financial processes and reporting in the future or that they will be sufficient to address and eliminate these material weaknesses. Remedying the material weaknesses that have been identified, and any additional deficiencies, significant deficiencies or material weaknesses that we or our independent registered public accounting firm may identify in the future, could require us to incur additional costs, divert management resources or make other changes. We have not yet remediated all the material weaknesses described in this Annual Report on Form 10-K for 2007 under Item 9A, "Controls and Procedures." If we do not remedy these material weaknesses, we will be required to report in our Quarterly Reports on Form 10-Q or in subsequent reports filed with the Securities and Exchange Commission that material weaknesses in our internal controls over financial reporting continue to exist. Any delay or failure to design and implement new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results, cause us to fail to meet our financial reporting obligations, or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. Disclosure of our material weaknesses, any failure to remediate such material weaknesses in a timely fashion or having or maintaining ineffective internal controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

Item 1B. *Unresolved Staff Comments.*

There were no unresolved staff comments as of December 31, 2007 that had been made not less than 180 days prior to this date.

Item 2. *Properties.*

The Company owns an approximately 22,000 square-foot building in Warwick, New York, which houses its general offices, data processing equipment and the central office switch for the Warwick exchange. In addition, the Company owns several smaller buildings which serve as office space, workshops, storage space or garages, or which house switching equipment at the Company's other exchanges. The Company also owns a building in Middletown, New York in order to support its CLEC operations in its Middletown exchange. The Company leases space located in Warwick, New York and Vernon, New Jersey. Both business segments share space in the Company's various properties. Of the Company's investment in telephone plant in service, central office equipment represents approximately 36.0%; connecting lines and related equipment 34.7%; telephone instruments and related equipment 1.8%; land and buildings 3.9%; Internet equipment 7.5%; video equipment 7.3%; and other plant equipment 8.8%.

Item 3. *Legal Proceedings.*

The Company is not currently party, nor is any of its property subject, to any material legal proceedings.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

No matters were submitted to the Company's shareholders during the fourth quarter of 2007.

EXECUTIVE OFFICERS OF THE REGISTRANT.

The following is a list of names, ages and background of our current executive officers, all of whom serve until the next Annual Meeting of the Company's shareholders or termination of employment, whichever is sooner. There are no family relationships among the Company's executive officers.

Duane W. Albro, 61, is our President and Chief Executive Officer. Mr. Albro joined the Company May 1, 2007 and signed a contract to serve a three-year term. Mr. Albro has over 35 years of telecommunications experience. He began his career as a service technician in 1966 for New York Telephone, then progressed to the level of Group Vice President for NYNEX and Bell Atlantic. From 1997 to 2000, he was responsible for all New York operations as the designated Operations Vice President. He next worked as an industry and investment consultant. From 2001 to 2002, he was President of Net2000 Communications, a competitive local exchange carrier (CLEC) providing services to business customers, Operations Vice President for Cablevision Systems Corporation in 2002 and 2003, and President and Chief Executive Officer of Refinish, a Fort Worth, Texas, cell phone refurbishing company from 2005 to 2007.

Kenneth H. Volz, 58, is our Executive Vice President, Chief Financial Officer and Treasurer. Mr. Volz joined the Company in January 2007 as the Interim Vice President and Chief Financial Officer until June 2007 when Mr. Volz entered into a one year contract with the Company. In 2005 and 2006, Mr. Volz was Interim Vice President and Chief Financial Officer of MOBTEL, currently Telenor d.o.o. Since 2000, he has been an investment advisor and telecommunications industry consultant to several companies. Prior to 2000, Mr. Volz was employed at Ameritech in a number of positions, most notably as Vice President of Marketing and Business Development at Ameritech Information Industry Services, Vice President of Business Development at Ameritech Development, and Vice President of Strategic Investments at Ameritech International. Mr. Volz has over 30 years experience in finance, business development, planning and marketing in U.S. and international communications markets. He has served as Treasurer and board member of MagyarCom, the Ameritech and Deutsche Telecom holding company formed as a result of the acquisition of Matav (now Magyar Telekom). In addition to being a CPA, Mr. Volz holds an MBA from the Kellogg School of Management and a B.S.I.E from the University of Illinois.

PART II.

Item 5. *Market for Registrant's Common Equity, Related Shareholder Matters, and Issuer Purchases of Equity Securities*

The Company's Common shares trade on the NASDAQ Stock Market under the symbol WWVY. As of March 10, 2008, there were 559 Common shareholders of record. The Company does not know the number of beneficial owners.

The Company has paid quarterly cash dividends on its Common Shares since April 1931 and paid cash dividends semi-annually from July 1907 until December 1930. Quarterly cash dividends are usually declared in February, May, August and November and are paid March 31, June 30, September 30 and December 20. The declaration and payment of dividends on our common stock are subject to the discretion of our Board of Directors and compliance with applicable law. Our decision to pay dividends in the future will depend on general business conditions, the effect of such payment on our financial condition and other factors our Board of Directors may in the future consider to be relevant. Dividend payments are discussed further in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

No equity securities of the Company were sold during 2007 that were not registered under the Securities Act of 1933.

Cash dividends paid per share for the year ended December 31 (in cents):

Quarter	2007	2006*
First	$0.20	$0.20
Second	0.20	0.20
Third	0.20	0.20
Fourth	0.20	1.20
Total	$0.80	$1.80

* Dividends paid in the fourth quarter of 2006 reflect a special dividend of $1.00.

The high and low bid prices for the Company's Common Shares on NASDAQ for the first, second, third and fourth quarters of 2007 and 2006 were as follows:

	Quarter Ended			
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
High	$18.32	$16.50	$14.00	$13.96
Low	$16.06	$12.00	$12.07	$10.10

	Quarter Ended			
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
High	$22.04	$19.50	$20.24	$18.00
Low	$20.76	$19.05	$20.00	$17.57

Item 6. ***Selected Financial Data***

	For the Year Ended December 31,				
	2007	2006	2005	2004	2003
	($ in thousands except per share amounts)				
Selected financial data:					
Total operating revenues	$24,042	$25,236	$27,342	$27,678	$28,649
Total operating expenses	$25,140	$29,030	$30,289	$26,564	$25,472
Net income	$ 5,493	$ 3,997	$ 5,170	$ 8,928	$ 7,730
Total assets	$56,651	$60,449	$68,229	$68,766	$59,733
Long-term debt, net	$ 5,695	$ 7,214	$ 8,732	$10,251	$ 6,926
Common Share data:					
Net income per Common Share	$ 1.02	$ 0.74	$ 0.96	$ 1.65	$ 1.43
Cash dividends per Common Share*	$ 0.80	$ 1.80	$ 0.80	$ 0.98	$ 0.70

* Dividends paid in the fourth quarter of 2004 reflect a special dividend of $0.20 relating to the Company's sale of its investment in Data Communications Group, Inc. Dividends paid in the fourth quarter of 2006 reflect a special dividend of $1.00.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

Overview

Warwick Valley Telephone Company provides telephone services, including local network, network access, long distance network and directory services, to customers in the contiguous towns of Warwick, Goshen and Wallkill, New York, and the townships of West Milford and Vernon, New Jersey. Our service area is primarily rural and has an estimated population of 50,000. We have installed advanced digital switching equipment in all of our exchanges and fiber optic routes between central offices and to all neighboring telephone companies. Within the telephone business unit, the Company has a wholly-owned subsidiary, Warwick Valley Long Distance, Inc. ("WVLD"). WVLD resells toll telephone services to our subscribers. We began operating as a CLEC in Middletown, New York in 1999, in Scotchtown, New York in 2001 and Vernon, New Jersey in 2002. We also resell wireless service. In addition, broadband services are provided through the interconnection of our fiber optic network with other carriers. Our Online segment provides high speed and dial-up Internet services, and video over VDSL and ADSL2+ technologies.

The sections that follow provide information about the important aspects of our operations and investments, both at the consolidated and segment levels, and include discussions of our results of operations, financial position and sources and uses of cash. Additionally, we have highlighted key trends and uncertainties to the extent practicable. You should read this discussion in conjunction with the consolidated financial statements and the accompanying notes.

We have increased net income by 37% in comparison to the twelve-month period ended December 31, 2006, and by 53% (adjusted for a one time sale of investments net of tax) in comparison to the twelve-month period ended December 31, 2006. Management believes these increases were due in large part to the execution of our current business plan that focuses on reducing expenses. The following sets out under four headings the principal aspects of our plan, including expense reduction, and explains how management believes these aspects will affect the future business of the Company:

The presentation of dollar amounts in this discussion is in thousands.

- *Grow Revenues* — While revenues have continued to decline compared to last year, we have introduced new services, advanced technology, competitive pricing plans and packaging that management believes should reduce or reverse such decline. We extended the footprint of our video services and added High Definition TV during the third quarter to our video services. We also introduced our "Opt 4 Savings with Grand Slam" offering to the consumer marketplace with the re-introduction of WVT-branded wireless service. We believe that these efforts will help offset the effects of competition and technology substitution that have resulted in access line losses.

- *Reduce Costs* — During 2007, we continued to focus on reducing expenses in order to improve operating margin and lower our cost structure to enhance our competitiveness. In lieu of management progression and cost of living wage increases, the Company has implemented a management bonus plan that incentivizes management to meet and exceed corporate financial targets. We were able to reduce operating expenses for the twelve-months ended December 31, 2007 by $3,890 (13%) compared to 2006 through greater oversight of outside vendors and by improving operating efficiencies.

- *Capital Allocation* — We have a long history in successful deployments of new technology. We were one of the first rural telephone companies to install digital switching, to offer internet access as an Internet Service Provider (ISP), and to offer video service as an alternative to cable TV companies. We have continued to invest in our operations to gain enhanced operating efficiencies and to enable the introduction of new services to our customers. In 2007, we deployed our enterprise resource planning ("ERP") system, which supports new services and provides operating efficiencies. During 2007, we upgraded several of our core servers with new technology, providing customers with enhanced features. We also replaced our core routers with new technology. We have continued to deploy capital to extend video services and higher speed broadband internet to a greater number of our customers.

- *Shareholder Value Creation* — We are firmly committed to creating value for our shareholders by the successful planning and deployment of the above initiatives. We also remain committed to expansion of our CLEC activities through either building or acquiring additional capability.

Acquisition of Additional O-P Interest — ($ in thousands)

On April 10, 2007, we completed the acquisition of an additional 0.6081% limited partnership interest in Orange County-Poughkeepsie Limited Partnership ("O-P"). FairPoint Communications, Inc. ("FairPoint") had agreed to sell its interest in O-P to Cellco Partnership d/b/a Verizon Wireless ("Verizon Wireless"). We chose to exercise our right of first refusal pursuant to the partnership agreement of O-P to purchase a corresponding pro rata share of FairPoint's interest. As a result, we purchased 8.108% of the 7.5% limited partnership interest being sold by FairPoint. The price paid was $4,376. As a result of this transaction, we now hold an 8.108% limited partnership interest in O-P.

Critical Accounting Policies

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Certain of these accounting policies require management to make estimates and assumptions about future events that could materially affect the reported amounts of assets, liabilities, revenues and expenses and any disclosure of contingent assets and liabilities. In the opinion of the Company's management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in the consolidated financial statements.

Our investment in O-P is accounted for under the equity method of accounting. Our investment in Zefcom was accounted for under the equity method prior to its sale in January 2006.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant estimates include, but are not limited to, depreciation expense allowance for doubtful accounts, pension and postretirement expenses and income taxes. Actual results could differ from those estimates.

The Company's rates are regulated by the FCC, the NYPSC and the NJBPU and, therefore, the Company reflects the effects of the ratemaking actions of these regulatory bodies in its financial statements. Accordingly, the Company follows the accounting prescribed by Statement of Financial Accounting Standards ("SFAS") No. 71 "Accounting for the Effects of Certain Types of Regulation." The Company periodically reviews the continued applicability of SFAS No. 71 based on the current regulatory and competitive environment. We believe that SFAS 71 still applies. However, it is possible that future changes in regulation or legislation or anticipated changes in competition or in the demand for regulated services or products could result in the Company discontinuing application of SFAS No. 71.

The rates that the Company charges to its customers for regulated services in New York were established in its 1993 rate case with the NYPSC. The rates the Company charges for its regulated services in New Jersey were established in its 1972 rate case with the NJBPU. The Company has not filed a rate case in New York or New Jersey since those times. If the Company should submit a rate case with the NYPSC or NJBPU in the future, it is uncertain what the outcome of the rate case would be and how it would affect Company's results of operations and financial position.

The Company recognizes revenue in accordance with Staff Accounting Bulletin ("SAB") 104 "Revenue Recognition in Financial Statements." Telephone and Network access revenues are primarily derived from usage of the Company's network and facilities, and are recognized as the corresponding services are rendered to customers. Long distance revenue is recognized monthly as services are provided. Directory advertising revenue is recorded ratably over the life of the directory, generally one year. Revenue from Online services, which includes broadband Internet and Video, is recorded when the services are rendered. Other service and sales revenue is recognized when services are provided or the sales transactions are completed.

The Company records deferred taxes that arise from temporary differences resulting from differences between the financial statement and the tax basis of assets and liabilities. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. The Company's deferred taxes result principally from differences in the timing of depreciation, and in the accounting for pensions and other postretirement benefits. In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for *Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, Accounting for Income Taxes ("FIN 48")*. The interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company adopted the provisions of FIN 48 effective January 1, 2007.

The Company records property, plant and equipment at cost. Construction costs, labor and applicable overhead related to installations and interest during construction are capitalized. Costs of maintenance and repairs of property, plant and equipment are charged to operating expense. The estimated useful life of support equipment (vehicles, computers, etc.) ranges from 3 to 19 years. The estimated useful life of Internet and Video equipment ranges from 3 to 15 years. The estimated useful life of communication and network equipment ranges from 10 to 15 years. The estimated useful life of buildings and other equipment ranges from 14 to 50 years. Depreciation expense is computed using the straight line method. In accordance with regulatory accounting guidelines when units of property are retired, sold or otherwise disposed of in the ordinary course of business, the gross book value is charged to accumulated depreciation with no gain or loss recognized.

Consolidated Results of Operations — 2007 compared to 2006 and 2006 compared to 2005 ($ in thousands)

We will discuss factors that affected our overall results for the past two years. We will also discuss our expected revenue and expense trends for the year ending December 31, 2008 in our "Operating Environment and Trends of the Business" section.

Operating Revenues ($ in thousands)

Operating revenues decreased by $1,194 (or 5%) from $25,236 in 2006 to $24,042 in 2007. This decrease was due primarily to:

- A decrease in Online services revenues of $490 (or 8%), primarily due to a decrease of $446 in dial-up services from the continued loss of customers who migrated to other high speed Internet providers, and a decrease in broadband Internet revenues of $54 and a decrease in other networking services of $8, partially offset by increased Video revenues of $20.
- A decrease in local network services revenues of $183 (or 5%), due to a 7% decrease in access lines in 2007 mainly due to customers switching to competitors' telephone service and the loss of second access lines that were being utilized for dial-up Internet as customers continued to switch to broadband Internet services.
- A decrease in other service and sales revenues of $120 (or 6%), due primarily to a decrease in non- regulated ancillary services of $158, partially offset by an increase in rent revenues of $39.
- A decrease in directory advertising revenues of $23 (or 2%) as demand for local, regional and national directory ad pages declined in 2007.
- A decrease in network access service revenues of $498 (or 6%), mainly due to lower local switch support revenues received from the USF and declining billable switched access minutes and flat rates.

Partially offset by:

- An increase in long distance network service revenues of $120 (or 3%), due to billing of additional minutes to recover for under billed minutes. This increase is not likely to recur.

The Company's operating revenues decreased by $2,106 (or 8%) from $27,342 in 2005 to $25,236 in 2006. The decrease was due primarily to: (1) lower long distance network service revenues, mainly the result of lower intrastate interLATA call volume, (2) lower dial-up revenues, mainly due to subscriber loss to broadband Internet services, (3) lower local network service revenue, mainly due to customers switching to competitors' telephone service and the loss of second access lines that were being utilized for dial-up Internet as customers continued to switch to broadband Internet, (4) lower other services and sales revenues, due to lower demand for ancillary services, (5) lower directory advertising as demand declined in 2006, and (6) a decrease in Network access service revenues mainly due to lower local switching support revenues received from the USF and lower switched access revenues due mainly to a decline in total switched access minutes in 2006 versus 2005.

Operating Expenses ($ in thousands)

Operating expenses decreased $3,890 (or 13%) from $29,030 in 2006 to $25,140 in 2007. This decrease was due primarily to:

- A decrease of $2,403 (or 29%) in corporate operations expense, mainly as a result of lower professional fees of $1,370 associated with the Company's ongoing efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002, the elimination of a $827 reserve established for employees electing the Voluntary Termination Incentive Plan in 2006, and lower legal fees of $429, offset by a bonus accrual for management of $263.
- A decrease of $973 (or 18%) in plant specific expenses mainly due to a reduction in computer expense related to the implementation of the new ERP system, a decrease in central office and cable and wire equipment, a decrease in benefits and a one-time credit for previously incurred costs for trunk line charges.
- A decrease of $155 (or 3%) in depreciation expense, primarily due to the decreased depreciation associated with lower depreciable assets in 2007 as a result of equipment that was fully depreciated in 2006 and taken out of service.
- A decrease of $599 (or 17%) in other plant non-specific expenses, due mainly to the outsourcing of the Internet/Video help desk functions as of July 1, 2006, which was partially offset by the write-off of obsolete inventory items.

Partially offset by:

- An increase of $68 (or 2%) in customer operations expenses, due mainly to higher salaries, higher advertising and promotion costs, which was partially offset by lower costs associated with carrier access billing and benefits.

- An increase of $142 (or 12%) in cost of services and sales, due mainly to a increase in allowance for bad debt.

Operating expenses decreased $1,259 (or 4%) from $30,289 in 2005 to $29,030 in 2006 primarily due to: (1) decrease in corporate operations expense, mainly resulting from lower professional and consulting fees associated with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, which was partially offset by a $827 reserve established for employees electing the Voluntary Termination Incentive Plan and in retention bonuses paid to the former Chief Executive Officer and Chief Financial Officer of the Company; (2) decrease in depreciation expense, due mainly to central office equipment taken out of service and Internet equipment that was fully depreciated early in 2006, which was partially offset by the increased depreciation associated with a change in the estimated useful life of certain video equipment from seven to three years on a prospective basis, beginning in August 2005; (3) decrease in other plant non-specific expenses, due mainly to the outsourcing of the Internet/Video help desk functions as of July 1, 2006, partially offset by the write-off of obsolete inventory items and by higher content costs for the video product; (4) decrease in property, revenue and payroll taxes, due mainly to lower assessments from the Universal Service Fund and lower property, sales and excise taxes; (5) decrease in cost of services and sales, due mainly to lower trunk line costs for the Internet and long distance services, reflecting efficiencies generated from better management of capacity requirements and lower broadband Internet service material and installation costs; and (6) decrease in customer operations expenses, due mainly to lower salaries and benefits as a result of decreased staffing and lower advertising costs, which was partially offset by higher costs associated with carrier access billing.

Other Income (Expenses) ($ in thousands)

Other income (expenses) decreased $445 (or 5%) from $9,831 in 2006 to $9,386 in 2007. This decrease is due primarily to:

- A non-recurring gain of $611 from the sale of Zefcom in 2006.

- An increase in net interest income (expense) of $183 (or 610%) resulting from lower interest income earned during this period due mainly to reduced cash equivalents.

Partially offset by:

- Interest expense associated with a FIN 48 tax liability.

- Increased earnings from O-P of $284 (or 3%) resulting from lower depreciation expense due to asset transfers to other markets and reduced telecom costs.

Other income (expenses) decreased $1,072 (or 10%) from $10,903 in 2005 to $9,831 in 2006. The decrease in 2006 was primarily due to (1) decreased earnings from O-P resulting from a reduction of rates and minutes, (2) lower gains from the sale of investments related to Zefcom and EsiNet, (3) which was partially offset by an increase in interest income on cash equivalents and the elimination of expenses charged in 2005.

Segment Results Overview

The telephone operations segment, which operates as a retail and wholesale seller of communications services, accounted for approximately 76% of our consolidated operating revenues in each of 2007 and 2006. This segment provides telecommunications services, including local networks, network access, long distance voice, customer premise equipment, private branch exchange ("PBX") equipment, wireless and directory advertising services (yellow and white pages advertising and electronic publishing).

The Online segment accounted for approximately 24% of our consolidated segment operating revenues in each of 2007 and 2006. This segment provides high speed (broadband Internet) and dial-up Internet services, and video over VDSL and ADSL2+ (a digital TV product). In response to customer demand, the Online segment has introduced a limited High Definition ("HD") video offering and is actively engaged in research and development to upgrade its current video offering to include Video on Demand ("VOD").

In 2006 and 2005, the telephone operating segment accounted for approximately 76% and the Online segment accounted for 24% of consolidated operating revenues.

For further segment information see Note 5 to the Consolidated Financial Statements contained in Item 15(a).

Telephone

Local network service revenue decreased mainly as the result of a 7% decrease in access lines in 2007. Access line losses were mainly the result of customers switching to another cable company's bundle package and the continued loss of second access lines used for dial-up Internet connections by customers switching to broadband Internet outside the Company's service area.

Network access service revenue includes end user, local switching support, switched access and special access revenue categories. These revenues decreased primarily due to lower local switch support revenues received from the USF and declining billable switched access minutes and flat rates.

Long distance services revenue includes network services resulting from the transport of intraLATA (outside the local calling area) and interLATA (traditional long distance) calls and subscribers to the Company's long distance plan. Network service revenues declined as the volume of intraLATA call minutes continued to drop as customers continued to switch to wireless and IP based services. This decline was partially offset by increased revenues from long distance sales due to an increase in the number of subscribers to the Company's long distance plan. Long distance subscribers increased 4% over 2006.

Directory advertising revenue decreased 2% over 2006 as the sale of local, regional and national ad pages all declined. The Company expects an industry trend of a slowdown in the growth in the demand for traditional directory ad pages to continue as more customers migrate to web based advertising.

Other service and sales revenues includes services related to billing and collections provided to other carriers, inside wire revenue, circuit revenue and reciprocal compensation. These revenues decreased as reciprocal compensation declined due to lower rates that were mandated by the FCC. Other ancillary revenues such as billing and collection and inside wire decreased due to lower customer demand for these products. These decreases were partially offset by an increase in rent revenue.

Telephone operations expenses decreased in 2007 mainly due to the reduction of professional and consulting fees and lower salaries and benefits due to a reduction in work force as a result of the Voluntary Termination Incentive Payout.

Other income (expenses) declined in 2007 mainly due to the reduction in gains from sales of investments which included the sale of Zefcom in 2006.

Online

Online revenues declined in 2007 largely due to the loss of dial-up customers who migrated to broadband Internet services as well as customers lost to competition. Offsetting the decline in dial-up and broadband iInternet revenues was an increase in Video revenues. However, the annual growth of Video products slowed in 2007. The Company has been studying recent advances in video technology which would enable the Company to expand the reach of its products to additional customers in its markets and support the growing customer demand for high definition signals and video on demand. During the first quarter of 2006, the Company deployed new advanced video services on a limited basis in its New Jersey CLEC.

Online expenses decreased in 2007 mainly due to the outsourcing of the Internet help desk, depreciation expense largely associated with full depreciation of some Internet equipment and lower trunk line expenses reflecting efficiencies generated from better management of capacity requirements.

Investments

Investment in Orange County-Poughkeepsie Limited Partnership

The Company is a limited partner in Orange County-Poughkeepsie Limited Partnership ("O-P") and had an 8.108% investment interest as of December 31, 2007 which is accounted for under the equity method of accounting. The majority owner and general partner is Verizon Wireless of the East L.P. On April 10, 2007, the Company completed the acquisition of an additional 0.6081% limited partnership interest in O-P by purchasing 8.108% of the 7.5% limited partnership interest being sold by FairPoint Communications, Inc. ("FairPoint"). FairPoint had agreed to sell its interest in O-P to Cellco Partnership d/b/a Verizon Wireless ("Verizon Wireless"). The Company chose to exercise its right of first refusal pursuant to the partnership agreement of O-P to purchase a corresponding pro rata share of FairPoint's interest. The price paid for the additional 0.6081% was $4,376. Of the amount, the Company has allocated $4,081 to the excess of the cost of the investment over the fair value of the assets acquired and it is deemed to be goodwill. The investment in O-P represented 15% and 6% of total assets as of December 31, 2007 and 2006, respectively and 116%, 155% and 139% of income before income taxes for the years ended December 31, 2007, 2006 and 2005, respectively

Investment in Zefcom

Until January 3, 2006, the Company owned 17% of Zefcom, LLC, d.b.a. Telispire, a consortium of small telephone companies that resells Sprint PCS under private label, and it accounted for its investment using the equity method of accounting. The Company's share of Zefcom's losses has been reported in "Income from equity investments, net" in the Income Statement for the year ended December 31, 2005. On January 3, 2006 the Company sold its interest in Zefcom to a group of outside investors for $700 in cash.

Investment in EsiNet

The Company owned as of December 31, 2006 a 25% interest in the Empire State Independent Network, LLC ("EsiNet"), which was reduced as of January 31, 2007 to 16.79% as a result of additional capital subscription by new and existing EsiNet members (other than the Company). EsiNet represents a consortium of 15 independent telephone companies located in the upstate New York and Pennsylvania region whose intent is to build a fiber optic network that will facilitate the delivery of voice, video and data services to customers throughout that region. EsiNet was formed in March 2004 and began operations on a limited basis by the end of 2006. All personal, tangible and intangible property of EsiNet, along with all rents, income, revenue, profits and other benefits derived or received from these properties, have been pledged by EsiNet to the Rural Telephone Finance Cooperative ("RTFC") to secure an $6,750 ten year term credit facility. Based on a determination in March 2006 that it appeared unlikely that EsiNet would remain a viable going concern, the Company determined that there existed a permanent impairment of the Company's entire investment in EsiNet which was written-off in the year ended December 31, 2005. In December 2007, EsiNet filed for Chapter 11 Bankruptcy. The Company is not anticipating any material distributions for its equity ownership interest.

Liquidity and Capital Resources

The Company had $5,849 of cash and cash equivalents available at December 31, 2007.

O-P distributions have a significant impact on liquidity. For more information see Item 1A, "Risk Factors" on page 6.

Our capital plan includes expenditures relating to the expansion of our broadband, internet and video. We expect that we will have sufficient cash to fund these activities.

The Company also has an unsecured $4,000 line of credit with Provident Bank, of which the entire amount remained unused as of December 31, 2007. Interest is at a variable rate and borrowings are on a demand basis without restrictions. The Company is in compliance with all loan covenants under the line of credit.

The Company has an unsecured loan with CoBank ACB. The CoBank loan remains outstanding until all indebtedness and obligations of the Company under the facility have been paid or satisfied, but no later than July 2012 (the "Maturity Date"). The unpaid principal balance accrues interest at an interest rate determined or selected by the Company. The Company may select a variable rate option, a long-term fixed rate option or a LIBOR option. The Company selected the variable rate option, and the average interest rate on borrowings for the period January 1 through December 31, 2007 was approximately 7.3%. Interest is paid quarterly each January, April, June and October. The outstanding principal is being repaid in 32 consecutive quarterly installments which started in October 2004, with the last such installment due on the Maturity Date. On the Maturity Date, the amount of then unpaid principal plus accrued interest and fees is due in full. As of December 31, 2007 $7,214 of the principal amount was outstanding under the CoBank facility.

Under the terms of the CoBank facility, the Company is required to comply with certain loan covenants, which include but are not limited to the achievement of certain financial ratios, as set forth in the agreement, as well as certain financial reporting requirements. As of December 31, 2007, the Company was not in default on any of these loan covenants.

Cash from Operating Activities

The Company's source of funds continues to be primarily generated from cash distributions from O-P. The Company's cash distributions from O-P for the Company's share of O-P earnings totaled $9,484 for the year ended December 31, 2007 compared to $9,150 for the year ended December 31, 2006. O-P's cash distributions are made to the Company on a quarterly basis at the discretion of the general partner.

Cash from Investing Activities

Capital expenditures totaled $3,944 during the year ended December 31, 2007 compared to $4,627 for the corresponding period of 2006. The Company's higher capital spending in 2006 was the result of an upgrade to the central office switching facility which included the implementation of a new soft switch that was placed in service in the fourth quarter of 2006.

The Company purchased an additional 0.6081% of O-P for $4,376, on April 10, 2007, bringing its total ownership to 8.108% investment interest as of December 31, 2007.

Cash from Financing Activities

Dividends, declared by the Board of Directors of the Company, were $0.80 per share for the year ended December 31, 2007 as compared to $1.80 and $0.80 in 2006 and 2005, respectively. Of the dividends paid in 2006, $1.00 per share represented a special dividend declared by the board. The total amount of dividends paid by the Company for the year ended December 31, 2007 on its common shares was $4,282 as compared to $9,633 in 2006 and $4,282 in 2005.

In 2006 USF revenues were not recognized for tax purposes. In 2007 the Company made a determination that USF revenues are taxable. As a result the Company paid additional taxes as well as its 2007 estimated taxes totalling $4,526 in 2007 as compared to $1,310 in 2006.

Inflation is still a factor in our economy and the Company continues to seek ways to mitigate its impact. To the extent permitted by competition or regulation, the Company passes increased costs on to its customers by increasing sales prices over time.

Off-Balance Sheet Arrangements

As of December 31, 2007, the Company did not have any material off-balance sheet arrangements.

Contractual Obligations and Commitments

Below is a summary of the Company's material contractual obligations and commitments as of December 31, 2007:

	Payments Due by Period				
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	($ in thousands)				
Long-term debt, including current maturities(a)	$1,519	$3,037	$2,658	$—	$ 7,214
Interest expense(b)	457	582	146	—	1,185
Operating leases(c)	329	348	218	—	895
Trunk line agreements(d)	597	448	—	—	1,045
Other long-term obligations(e)	929	—	—	—	929
Total Contractual obligations and commitments	$3,831	$4,415	$3,022	$—	$11,268

(a) Pursuant to the loan agreement, principal payments relating to long-term debt commenced on October 2004 and will continue for 32 consecutive quarters from that date until repaid in full.

(b) Long-term debt is at a variable rate. Interest payments are calculated based upon a current interest rate of 7.30%. This rate is subject to fluctuation in the future.

(c) The Company leases tower space for transmission of content for its Video product. In addition, the Company also leases office and parking space, and vehicles.

(d) Represents contractual commitments, with a specified contract life, to purchase access to trunk lines from other carriers for the transmission of voice, data and video.

(e) The Company is required to make minimum contributions to its pension and postretirement plans. These amounts are not estimable for years after 2008.

Operating Environment and Business Trends

2008 Revenue Trends

It is anticipated that in 2008, WVT will continue to face the challenges endemic to the telecommunications industry, namely continued declines in the revenue associated with traditional service offerings. These declines are currently expected to be partially offset by new products and services, although the revenues from those products and services are likely to take time to develop.

2008 Expense Trends

Expense trends are substantially driven by personnel and network costs. To mitigate the trend of rising employee benefit costs, the Company froze its defined benefits pension plans in 2003 and 2004. In 2007, the Company capped its contribution to management, officer and certain retiree healthcare plans, mitigating the rise in 2008 of expected healthcare costs. The Company's contract with IBEW expires on April 30, 2008. Significant investments in the Company's network infrastructure are expected to continue to increase operating efficiencies and provide the technology necessary to meet market demand and respond to competition. Competition is also expected to increase the cost of advertising and promotions. As the Company expands its CLEC operations, costs of goods sold and customer acquisition costs are expected to increase.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

The Company is not subject to any material market risk. Our exposure to changes in interest rates results from borrowing activities. In the event interest rates were to move by 1%, our yearly interest expense would increase or decrease by less than $0.1 million, assuming our average borrowing level remains constant.

Item 8. *Financial Statements and Supplementary Data.*

See Item 15(a) below for the Index to Financial Information.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

This Item is not applicable.

Item 9A. *Controls and Procedures.*

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports are recorded, processed, summarized, and reported within the time periods specified in rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of December 31, 2007, the management of the Company carried out an assessment, under the supervision of and with the participation of the Company's Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(b) and 15d-15(b). As of the date of this assessment, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2007, because of the material weaknesses described below.

Due to the material weaknesses described below, the Company's management performed additional analyses and other post-closing procedures including reviewing all significant account balances and disclosures in the consolidated financial statements contained in this Annual Report on Form 10-K, to ensure the Company's consolidated financial statements are in accordance with accounting principles generally accepted in the United States of America. Accordingly, management believes that the consolidated financial statements included in this Annual Report on Form 10-K fairly present, in all material respects, the Company's financial condition, results of operations, and cash flows for all periods presented.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In performing its assessment of the effectiveness of the Company's internal control over financial reporting, management applied the criteria described in the *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Management identified the following control deficiencies which represent material weaknesses in the Company's internal control over financial reporting as of December 31, 2007:

1. The Company did not maintain effective controls over the design of its general ledger application. Specifically, the design of the general ledger application allows users to post adjusting entries to closed periods without authorization.

2. The Company did not maintain effective controls over its preparation, review, and approval of significant account reconciliations and recording of transactions for (i) payroll, (ii) inventory, and (iii) fixed assets and related depreciation accounts.

3. The Company did not maintain effective controls over changes to production applications and over access to programs and data. Also, certain of the Company's personnel had unrestricted access to various financial application programs and data beyond the requirements of their individual job responsibilities. Such access was not appropriately monitored.

These control deficiencies did not result in audit adjustments to the 2007 interim or annual consolidated financial statements. However, there is a reasonable possibility that these control deficiencies could result in a material misstatement of significant accounts or disclosures that would result in a material misstatement to the Company's interim or annual consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that these control deficiencies constitute material weaknesses.

Because of these material weaknesses, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2007, based on the criteria in *Internal Control-Integrated Framework* issued by COSO. WithumSmith+ Brown, P.C., an independent registered public accounting firm, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2007, as stated in their report, which appears on page 28 of the Annual Report on From 10-K.

Changes in Internal Control Over Financial Reporting

The Company recognizes the importance of the control environment as it sets the overall tone for the organization and is the foundation for all other components of internal control. Consequently, remediation programs to eliminate certain material weaknesses related to the Company's control environment that existed as of December 31, 2006 were implemented and tested during 2007. The remediation programs that have been implemented and tested are as follows:

1. As reported in the Company's June 30, 2007 10-Q, the Company recognizes the importance of having staff with competencies required for the accurate interpretation of generally accepted accounting principles; for having effective internal controls over financial reporting; and for establishing the appropriate policies and procedures to assure timely, accurate, and reliable information. Consequently, to eliminate material weaknesses identified with respect to staffing and training, the Company:

a. Enhanced the accounting staff by hiring additional experienced personnel and continues efforts to upgrade the skill sets for the accounting group through continuing education and ongoing training while maintaining staffing with appropriate skills and experience in the application of accounting principles generally accepted in the United States of America ("GAAP") commensurate with the Company's financial reporting requirements; and

b. Engaged a permanent Chief Financial Officer with the requisite accounting and industry experience.

2. The Company remediated the previously reported material weakness in its internal controls related to the authorization, completeness and accuracy of revenue and accounts receivable as follows:

a. Completed the stages of upgrading its new business operating support system specifically effecting the controls over the authorization, completeness and accuracy of (i) service activation and service order initiation; (ii) customer billing adjustments including write-offs; (iii) the development of, changes to and maintenance of billing rates; (iv) the approval and processing of customer payments, credits and other customer account applications; and (v) the switching process for tolls and carrier access billings, including the record transfer process; and

b. Established a revenue assurance function consisting of three management personnel whose primary responsibilities include:

- Liaise with sales, operations, and IT to ensure that revenue is accounted for properly and take appropriate corrective action to maximize revenue.
- Ensure measurements from call detail records and switch statistics.
- Target both cost reduction and revenue recognition through detailed analysis, evaluation, and interpretation to develop opportunities to mitigate revenue losses.

3. The Company remediated the previously reported material weakness in its internal controls related to the period end financial reporting process that had the potential of preventing the accurate preparation and review of the Company's consolidated financial statements as follows:

a. Established procedures to properly identify and accumulate all supporting information to ensure the completeness and accuracy of the financial statement footnote disclosures and to ensure the balances reported in the consolidated financial statements reconcile to the underlying supporting schedules and analyses;

b. Established accrual procedures for period end cut-offs, including, but not limited to, identifying and recognizing all incurred liabilities;

c. The Company remediated the previously reported material weakness in its internal controls related to certain spreadsheets utilized in the period-end financial reporting process as follows:

- Established a Spreadsheet & End User Computing Policy, which includes a critical spreadsheet inventory, change, access & version controls over spreadsheets and archiving.

Ongoing Remediation Efforts Relating to the Company's Internal Control over Financial Reporting

The Company is in the process of implementing procedures related to migration of changes to production applications that reduce the probability that the changes go unverified or failures go unreported. Additionally, the Company follows the vendor's industry standard migration procedures which include a tape backup of all business operating support system libraries before the update is performed.

The Company recognizes the importance that only personnel with the appropriate authorization should have access to the applications and processes that ultimately affect financial reporting. As such, the Company is in the process of establishing and enforcing authorization procedures for limiting access to those functions that have an affect on financial reporting.

The Company will continue to devote resources to the improvement of our internal control over financial reporting, continue to monitor the effectiveness of its internal controls and continue its remediation efforts during 2008 by implementing enhancements and changes to its internal control over financial reporting to provide reasonable assurance that the errors and control deficiencies identified above will not recur.

Item 9B. ***Other Information.***

There is no information to be reported under this Item.

PART III.

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this Item 10 is hereby incorporated by reference from the information set forth under the caption "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K and the captions "Determination of Number of Directors and Election of Directors — Information About Nominees for Election as Directors," "Corporate Governance — Ethics and Values," "Corporate Governance — Audit Committee" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2008 definitive proxy statement to be filed pursuant to Regulation 14A within 120 days after the year ended December 31, 2007.

Item 11. *Executive Compensation.*

The information required by this Item 11 is hereby incorporated by reference from the information set forth under the caption "Compensation of Named Executive Officers and Directors" in our 2008 definitive proxy statement to be filed pursuant to Regulation 14A within 120 days after the year ended December 31, 2007.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this Item 12 is hereby incorporated by reference from the information set forth under the captions "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management" in our 2008 definitive proxy statement to be filed pursuant to Regulation 14A within 120 days after the year ended December 31, 2007.

Item 13. *Certain Relationships and Related Transactions, Director Independence.*

The information required by this Item 13 is hereby incorporated by reference from the information set forth under the captions "Corporate Governance — Director Independence;" and "Certain Relationships and Related Transactions — Policies and Procedures for Review, Approval or Ratification of Related Party Transactions" in our 2008 definitive proxy statement to be filed pursuant to Regulation 14A within 120 days after the year ended December 31, 2007.

Item 14. *Principal Accountant Fees and Services.*

The information required by this Item 14 is hereby incorporated by reference from the information set forth under the captions "Ratification of the Selection of Our Independent Registered Public Accounting Firm — Fees Paid to WithumSmith+Brown, P.C." and "Pre-Approval Policy" in our 2008 definitive proxy statement to be filed pursuant to Regulation 14A within 120 days after the year ended December 31, 2007.

PART IV.

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) The following items are filed as part of this Annual Report on Form 10-K:

1. *Financial Statements*

(b) Exhibits

(2) Plan of acquisition, reorganization, arrangement, liquidation or succession

Not applicable.

(3) Articles of Incorporation and By-Laws

3.1 Articles of Incorporation, as amended, are incorporated herein by reference from Exhibit 3(i) to the Company's Quarterly Report on Form 10-Q for the quarter ending September 30, 2003.

*3.2 By-Laws, as amended

(4) Instruments defining the rights of security holders, including indentures

4.1 Form of common stock certificate is incorporated herein by reference from Exhibit 4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

(9) Voting trust agreement

Not applicable.

(10) Material contracts

10.1 Master Loan Agreement dated as of February 18, 2003 by and between CoBank ACB and the Company is incorporated herein by reference from Exhibit 4(d) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

10.2 Form of Indemnification Agreement entered into by the Company with its officers and directors is incorporated herein by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

10.3 Retention Agreement with Herbert Gareiss, Jr., Principal Executive Officer, dated May 11, 2006 is incorporated herein by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.4 Retention Agreement with Michael Cutler, Principal Financial Officer, dated May 11, 2006 is incorporated herein by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

10.5 Employment Agreement with Thomas H. Gray (as interim President and Chief Executive Officer) dated as of January 15, 2007 is incorporated herein by reference from Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

10.6 Employment Agreement with Kenneth H. Volz (as interim Vice President, Chief Financial Officer and Treasurer) dated as of January 25, 2007 is incorporated herein by reference from Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

10.7 Employment Agreement with Duane W. Albro, President and Chief Executive Officer, effective as of May 1, 2007 is incorporated herein by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

10.8 Indemnification Agreement with Duane W. Albro, President and Chief Executive Officer, dated May 1, 2007 is incorporated herein by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

10.9 Employment Agreement with Kenneth H. Volz, Executive Vice President, Chief Financial Officer and Treasurer dated as of June 4, 2007 is incorporated herein by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

10.10 Confidentiality, Non-Solicitation and Non-Competition Agreement with Kenneth H. Volz, Chief Financial Officer and Treasurer, effective June 4, 2007 is incorporated herein by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

(11) Statement re computation of per share earnings

Computation can be clearly determined from the Consolidated Statements of Income included herein as Item 15(a).

(12) Statement re computation of ratios

Not applicable.

(13) Annual report to security holders, Form 10-Q or quarterly report to securityholders

Not applicable.

(14) Code of Ethics

Not applicable.

(16) Letter re change in certifying accountant

Not applicable.

(18) Letter re change in accounting principles

Not applicable.

(21) Subsidiaries of the registrant

*21.1 Subsidiaries of the Registrant

(22) Published report regarding matters submitted to vote of security holders.

Not applicable.

(23) Consents of experts and counsel

*23.1 Consent of WithumSmith+Brown, P.C.

*23.2 Consent of Deloitte & Touche LLP

(24) Power of Attorney

Not applicable.

(31) Rule 13a-14(a)/15d-14(a) Certifications

*31.1 Rule 13a -14(a)/15d-14(a) Certification signed by Duane W. Albro, President and Chief Executive Officer.

*31.2 Rule 13a -14(a)/15d-14(a) Certification signed by Kenneth H. Volz, Executive Vice President, Chief Financial Officer and Treasurer.

(32) Section 1350 Certifications

*32.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by Duane W. Albro, President and Chief Executive Officer.

*32.2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by Kenneth H. Volz, Executive Vice President, Chief Financial Officer and Treasurer.

(99) Additional Exhibits

*99.1 Orange County-Poughkeepsie Limited Partnership Financial Statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005.

---

* Exhibits filed with this report.

Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WARWICK VALLEY TELEPHONE COMPANY

/s/ Duane W. Albro

Duane W. Albro
President, Chief Executive Officer and Director

Dated: March 14, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities indicated and on the 14th day of March, 2008.

Signature	Title
/s/ Duane W. Albro Duane W. Albro	President, Chief Executive Officer (Principal Executive Officer)
/s/ Kenneth H. Volz Kenneth H. Volz	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
/s/ Wisner H. Buckbee Wisner H. Buckbee	Director
/s/ Philip S. Demarest Philip S. Demarest	Director
/s/ Robert J. DeValentino Robert J. DeValentino	Director
/s/ Herbert Gareiss, Jr. Herbert Gareiss, Jr.	Director
/s/ Thomas H. Gray Thomas H. Gray	Director
/s/ Kelley C. Bloss Kelley C. Bloss	Director
/s/ Jeffery D. Alario Jeffery D. Alario	Director
/s/ Douglas J. Mello Douglas J. Mello	Director
/s/ Douglas Benedict Douglas Benedict	Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders,
Warwick Valley Telephone Company:

We have audited the accompanying consolidated balance sheets of Warwick Valley Telephone Company (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2007. We have also audited Warwick Valley Telephone Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Warwick Valley Telephone Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management's report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal controls over financial reporting based on our audits. We did not audit the financial statements of the Orange County-Poughkeepsie Limited Partnership (the "O-P Partnership"), an investment that was reflected in the consolidated financial statements using the equity method of accounting. The investment in O-P Partnership represented 15% and 6% of total assets as of December 31, 2007 and 2006, respectively and 116%, 155% and 139% of income before income taxes for the years ended December 31, 2007, 2006 and 2005, respectively. The financial statements of O-P Partnership were audited by other auditors whose report thereon has been furnished to us and our opinion expressed herein, insofar as it relates to the amounts included for O-P Partnership, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2007 financial statements.

1. The Company did not maintain effective controls over the design of its general ledger application. Specifically, the design of the general ledger application allows users to post adjusting entries to closed periods without authorization.

2. The Company did not maintain effective controls over its preparation, review, and approval of significant account reconciliations and recording of transactions for (i) payroll, (ii) inventory, and (iii) fixed assets and related depreciation accounts.

3. The Company did not maintain effective controls over changes to production applications and over access to programs and data. Also, certain of the Company's personnel had unrestrictive access to various financial application programs and data beyond the requirements of their individual job responsibilities. Such access was not appropriately monitored.

These control deficiencies did not result in audit adjustments to the 2007 interim or annual consolidated financial statements. However, there is a reasonable possibility that these control deficiencies could result in a material misstatement of significant accounts or disclosures that would result in a material misstatement to the Company's interim or annual consolidated financial statements that would not be prevented or detected.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Warwick Valley Telephone Company as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, because of the effects of the material weaknesses described above on the achievements of the objectives of the control criteria, Warwick Valley Telephone Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As discussed in Note 10 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, Accounting for Income Taxes ("FIN 48")*, as of January 1, 2007.

As discussed in Note 11 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132R*, as of December 31, 2006.

/s/ WithumSmith+Brown, P.C.

Princeton, New Jersey
March 14, 2008

WARWICK VALLEY TELEPHONE COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31, 2007	2006	2005
	($ in thousands except share and per share amounts)		
Operating Revenues:			
Local network service	$ 3,367	$ 3,550	$ 3,903
Network access service	8,150	8,648	9,711
Long distance services	3,618	3,498	3,586
Directory advertising	1,325	1,348	1,390
Online services	5,733	6,223	6,734
Other services and sales	1,849	1,969	2,018
Total operating revenues	24,042	25,236	27,342
Operating Expenses:			
Plant specific	4,415	5,388	4,911
Plant non-specific:			
Depreciation & amortization	5,252	5,407	5,652
Other	2,932	3,531	3,561
Customer operations	4,232	4,164	4,460
Corporate operations	5,750	8,153	8,717
Cost of services and sales	1,341	1,199	1,578
Property, revenue and payroll taxes	1,218	1,188	1,410
Total operating expenses	25,140	29,030	30,289
Operating loss	(1,098)	(3,794)	(2,947)
Other Income (Expenses):			
Interest income (expense), net	(213)	(30)	(210)
Income from equity method investments, net	9,651	9,367	10,638
Gain on sale of investment	—	611	889
Loss on write-down of investment	—	—	(705)
Other income (expense), net	(52)	(117)	291
Total other income, net	9,386	9,831	10,903
Income before income taxes	8,288	6,037	7,956
Income Taxes	2,795	2,040	2,786
Net Income	5,493	3,997	5,170
Preferred Dividends	25	25	25
Income Applicable to Common Stock	$ 5,468	$ 3,972	$ 5,145
Basic & Diluted Earnings per Share of Outstanding Common Stock	$ 1.02	$ 0.74	$ 0.96
Weighted Average Shares of Common Stock Outstanding	5,351,780	5,351,780	5,359,862

Please see the accompanying notes, which are an integral part of the consolidated financial statements.

WARWICK VALLEY TELEPHONE COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	($ in thousands except share and per share amounts)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 5,849	$12,296
Accounts receivable — net of allowance for uncollectibles — $214 and $107 in 2007 and 2006, respectively	3,067	4,121
Other accounts receivable	152	262
Materials and supplies	1,591	957
Prepaid expenses	769	695
Deferred income taxes	119	228
Total Current Assets	11,547	18,559
Property, plant and equipment, net	35,791	37,087
Unamortized debt issuance costs	65	77
Other deferred charges	762	814
Investments	8,276	3,733
Other assets	210	179
Total Assets	$56,651	$60,449
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 940	$ 1,013
Current maturities of long-term debt	1,519	1,519
Advance billing and payments	234	251
Customer deposits	116	128
Accrued taxes	80	1,221
Pension and post retirement benefit obligations	929	1,435
Other accrued expenses	1,830	2,199
Total Current Liabilities	5,648	7,766
Long-term debt, net of current maturities	5,695	7,214
Deferred income taxes	3,334	4,490
Long-term income taxes payable	640	—
Other liabilities and deferred credits	591	624
Pension and postretirement benefit obligations	4,324	7,583
Total Liabilities	20,232	27,677
Shareholders' Equity		
Preferred Shares — $100 par value; authorized and issued shares of 5,000; $0.01 par value authorized and unissued shares of 10,000,000;	500	500
Common stock — $0.01 par value; authorized shares of 10,000,000 issued 5,985,463 shares	60	60
Treasury stock — at cost, 633,683 common shares	(4,748)	(4,748)
Additional paid in capital	3,487	3,487
Accumulated other comprehensive loss	(875)	(3,554)
Retained earnings	37,995	37,027
Total Shareholders' Equity	36,419	32,772
Total Liabilities and Shareholders' Equity	$56,651	$60,449

Please see accompanying notes, which are an integral part of the consolidated financial statements.

WARWICK VALLEY TELEPHONE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2007	2006	2005
	($ in thousands)		
Cash Flow from Operating Activities:			
Net income	$ 5,493	$ 3,997	$ 5,170
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,252	5,407	5,652
Deferred income taxes	(2,067)	(1,347)	2,844
Interest charged to construction	(69)	(14)	(12)
Income from equity investments, net of distributions	(167)	(216)	(662)
Gain on sale of investment	—	(611)	(889)
Loss on write-down of investment	—	—	705
Changes in assets and liabilities:			
(Increase) Decrease in accounts receivable	1,054	(441)	(363)
(Increase) Decrease in other accounts receivable	110	92	(289)
(Increase) Decrease in materials and supplies	(634)	159	192
(Increase) Decrease in prepaid income taxes	—	1,882	(1,882)
(Increase) Decrease in prepaid expenses	(74)	234	(330)
(Increase) Decrease in deferred charges	52	34	41
(Increase) Decrease in other assets	(31)	(56)	(123)
Increase (Decrease) in accounts payable	(74)	190	10
Increase (Decrease) in customers' deposits	(12)	(13)	(14)
Increase (Decrease) in advance billing and payment	(17)	(2)	(2)
Increase (Decrease) in accrued taxes	(1,141)	1,187	(570)
Increase (Decrease) in pension and post retirement benefit obligations	357	171	(379)
Increase (Decrease) in other accrued expenses	(369)	(287)	757
Increase (Decrease) in accrued access billing	—	—	(827)
Increase (Decrease) in other liabilities and deferred credits	(33)	63	(46)
Net cash provided by operating activities	7,630	10,429	8,983
Cash Flow from Investing Activities:			
Capital expenditures	(3,944)	(4,627)	(2,523)
Interest charged to construction	69	14	12
Sale of investment	—	700	889
Purchase of investment	(4,376)	—	(238)
Net cash used in investing activities	(8,251)	(3,913)	(1,860)
Cash Flow from Financing Activities:			
Repayment of long term debt	(1,519)	(1,518)	(1,519)
Dividends (*Common and Preferred*)	(4,307)	(9,658)	(4,307)
Purchase of treasury stock	—	—	(1,150)
Net cash used in financing activities	(5,826)	(11,176)	(6,976)
(Decrease) increase in cash and cash equivalents	(6,447)	(4,660)	147
Cash and cash equivalents at beginning of year	12,296	16,956	16,809
Cash and cash equivalents at end of year	$ 5,849	$ 12,296	$16,956
Supplemental disclosure of cash flow information:			
Interest paid	$ 628	$ 687	$ 560
Income taxes paid	$ 4,526	$ 1,310	$ 1,940

Please see the accompanying notes, which are an integral part of the consolidated financial statements.

WARWICK VALLEY TELEPHONE COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Treasury Stock Shares	Treasury Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
				($ in thousands except share amounts)						
Balance, December 31, 2004	583,683	$(3,598)	5,000	$500	5,985,463	$60	$3,487	$41,825	$(1,328)	$40,946
Net income for the year								5,170		5,170
Minimum Pension Liability, net									(428)	(428)
Total Comprehensive Income										4,742
Dividends:										
Common ($.80 per share)								(4,282)		(4,282)
Preferred ($5.00 per share)								(25)		(25)
Purchase of Treasury Stock	50,000	(1,150)								(1,150)
Balance, December 31, 2005	633,683	(4,748)	5,000	500	5,985,463	60	3,487	42,688	(1,756)	40,231
Net income for the year								3,997		3,997
Minimum Pension Liability, net									681	681
Total Comprehensive Income										4,678
Adoption of SFAS No. 158, net of tax of $1,335									(2,479)	(2,479)
Dividends:										
Common ($1.80 per share)								(9,633)		(9,633)
Preferred ($5.00 per share)								(25)		(25)
Balance, December 31, 2006	633,683	(4,748)	5,000	500	5,985,463	60	3,487	37,027	(3,554)	32,772
Net income for the year								5,493		5,493
Change in pension and postretirement benefit plans, net									2,679	2,679
Total Comprehensive Income										8,172
Adoption of FIN 48								(218)		(218)
Dividends:										
Common ($.80 per share)								(4,282)		(4,282)
Preferred ($5.00 per share)								(25)		(25)
Balance, December 31, 2007	633,683	$(4,748)	5,000	$500	5,985,463	$60	$3,487	$37,995	$ (875)	$36,419

Please see the accompanying notes, which are an integral part of the consolidated financial statements.

($ in thousands except share and per share amounts)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Warwick Valley Telephone Company (the "Company") provides communications services to customers in the Towns of Warwick, Goshen, and Wallkill, New York and the Townships of Vernon and West Milford, New Jersey. Its services include providing local and toll telephone service to residential and business customers, access and billing and collection services to interexchange carriers, Internet access and video service.

Basis of Presentation

The accompanying consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in the consolidated financial statements.

The Company's investments in the Orange County-Poughkeepsie Limited Partnership ("O-P"), Zefcom, which was sold in January 2006, and the Empire State Network ("EsiNet"), which was written off at December 31, 2005 are accounted for under the equity method of accounting (See Note 8).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Significant estimates include, but are not limited to, depreciation expense, allowance for doubtful accounts, pension and postretirement expenses and income taxes.

Regulated Accounting

The Company's rates are regulated by the Federal Communications Commission (the "FCC"), the New York State Public Service Commission (the "NYPSC") and the New Jersey Board of Public Utilities (the "NJBPU") and therefore the Company reflects the effects of the ratemaking actions of these regulatory bodies in its financial statements. Accordingly, the Company follows the accounting prescribed by Statement of Financial Accounting Standards ("SFAS") No. 71 "Accounting for the Effects of Certain Types of Regulation." The Company periodically reviews the continued applicability of SFAS No. 71 based on the current regulatory and competitive environment. We believe that SFAS 71 still applies. However, it is possible that future changes in regulation or legislation or anticipated changes in competition or in the demand for regulated services or products could result in the Company discontinuing application of SFAS No. 71.

The rates that the Company charges to its customers for regulated services in New York were established in its 1993 rate case with the NYPSC. The rates the Company charges for its regulated services in New Jersey were established in its 1972 rate case with the NJBPU. The Company has not filed a rate case in New York or New Jersey since those times. If the Company should submit a rate case with the NYPSC or NJBPU in the future, it is uncertain as to what the outcome of the rate case would be and how it would affect the Company's results of operations, cash flows and financial position.

Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin ("SAB") 104 "Revenue Recognition in Financial Statements." The Company recognizes revenue when (i) persuasive evidence of an arrangement between the Company and the customer exists, (ii) the delivery of the product to the customer has

($ in thousands except share and per share amounts)

occurred or service has been provided to the customer, (iii) the price to the customer is fixed or determinable and (iv) collectability of the sales or service price is assured.

Telephone and Network access revenues are primarily derived from usage of the Company's network and facilities. Telephone and Network access revenues are recognized as the corresponding services are rendered to customers. Long distance revenue is recognized monthly as services are provided. Directory advertising revenue is recorded ratably over the life of the directory. Revenues from Online services, which include broadband Internet and video, are recorded when the services are rendered. Other service and sales revenue is recognized when services are provided or the sales transactions are completed. It is the Company's policy to classify sales taxes collected from its customers as a reduction of revenue.

Accounting for Asset Retirement Obligations

SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that results from the acquisition, construction, development, or normal use for the assets. SFAS No. 143 requires that a liability for an asset retirement obligation be recognized when incurred and reasonably estimable, recorded at fair value, and classified as a liability in the balance sheet. When the liability is initially recorded, the entity capitalizes the cost and increases the carrying value of the related long-lived asset. The liability is then accreted to its present value each period. And the capitalized cost is depreciated over the estimated useful life of the related asset. At the settlement date, the entity will settle the obligation for its recorded amount and recognize a gain or loss upon settlement.

The Company has concluded that it does not have an asset retirement obligation as defined by SFAS No. 143. The Company historically recorded cost of removals through depreciation rates and accumulated depreciation. Therefore, the Company has reclassified $591 and $624 as of December 31, 2007 and 2006, respectively, from accumulated depreciation to a regulatory liability for the cost of removal that the Company has recorded through its historical depreciation rates.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make payments. Such an allowance is based upon historical trends of accounts receivable write offs, net of subsequent cash recoveries of previously written-off balances. Uncollectible accounts are charged against the allowance for doubtful accounts and subsequent cash recoveries of previously written off bad debts are credited to the account.

Advertising and Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses were $381, $160 and $487 for 2007, 2006 and 2005, respectively.

Income Taxes

The Company records deferred taxes that arise from temporary differences resulting from differences between the financial statement and tax basis of assets and liabilities. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred tax assets and deferred tax liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment. The Company's deferred taxes result principally from differences in the timing of depreciation and in the accounting for pensions and other postretirement benefits.

($ in thousands except share and per share amounts)

Property, Plant and Equipment

The Company records property, plant and equipment at cost. Construction costs, labor and related costs related to installations, and interest during construction are capitalized. Costs of maintenance and repairs of property, plant and equipment are charged to operating expense. The estimated useful life of support equipment (vehicles, computers, etc.) ranges from 3 to 19 years. The estimated useful life of communication and network equipment ranges from 10 to 15 years. The estimated useful life of Internet and Video equipment ranges from 3 to 15 years. The estimated useful life of buildings and other support equipment ranges from 14 to 50 years. Depreciation expense is computed using the straight line method. In accordance with regulatory accounting guidelines when units of property are retired, sold or otherwise disposed of in the ordinary course of business, the gross book value is charged to accumulated depreciation with no gain or loss recognized.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an initial maturity from the date of purchase of three months or less to be cash equivalents. Cash equivalents consist primarily of money market mutual funds. The Company places its cash with high credit quality financial institutions in amounts which at times may exceed those insured by the Federal Deposit Insurance Corporation.

Fair Value of Financial Instruments

As of December 31, 2007 and 2006, the Company's financial instruments consisted of cash, cash equivalents, accounts receivable, accounts payable and long-term debt. The Company believes that the carrying values of cash equivalents and accounts receivable and accounts payable at December 31, 2007 and 2006 approximated fair value. Based on the borrowing rates currently available to the Company for loans of similar terms, the Company has determined that the carrying value of the long-term debt (including current maturities) approximates fair value.

Impairment of Long-Lived Assets

The Company reviews business conditions to determine the recoverability of the carrying value of its long-lived assets on a periodic basis in order to identify business conditions which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company's ability to recover the carrying value of its long-lived assets from expected future undiscounted cash flows. If total expected future undiscounted cash flows are less than the carrying value amount of the assets, a loss is recognized for the difference between the fair value (computed based upon the expected market value or future discounted cash flows) and the carrying value of the assets.

In March 2006, the Company identified an investment as permanently impaired and recorded a charge to write-down the investment as of December 31, 2005. (See Note 8 for further discussion).

Derivative Financial Instrument and Hedging Activities

As of December 31, 2007 and 2006, the Company had no derivative financial instrument and hedging activities.

Pension and Postretirement Obligations

In September 2006, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* — an amendment of FASB Statements No. 87, 88, 106 and 132(R) ("SFAS 158"). This statement requires the recognition of the funded status of a benefit plan — measured as the difference between plan assets at fair value and the benefit obligation — in its balance sheet. For a pension plan, the benefit obligation is the projected

($ in thousands except share and per share amounts)

benefit obligation; for any other postretirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation. The Company is also required to recognize as a component of other comprehensive income changes to the balances of the unrecognized prior service cost and the unrecognized new actuarial loss, net of income taxes that arise during the period. The Company is also required to measure defined benefit plan assets and obligations as of the date of the Company's fiscal year-end, which the Company has historically done.

Stock-Based Compensation.

The Company has adopted the fair value recognition provisions of SFAS No. 123(R) share based payments, which requires that companies measure and recognize compensation expense at an amount equal to the fair value of share-based payments granted under compensation arrangements. The Company provides compensation benefits by issuing Stock Appreciation Rights (SARs). No stock based compensation was recorded in 2007, 2006, and 2005.

NOTE 2: NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *"Fair Value Measurements."* This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company will be adopting SFAS No. 157 beginning January 1, 2008.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115."* This statement permits entities to choose to measure eligible financial instruments and certain other items at fair value. The fair value option established by this statement permits all entities to choose to measure eligible items at fair value on a specified election date or according to a pre-exiting policy for specified types of eligible items and report unrealized gains and losses on items for which the fair value option has been elected in earnings (loss) at each subsequent reporting date. It will be effective for fiscal years beginning after November 15, 2007. The Company has not yet completed its analysis of the effects of this standard.

In December 2007, the FASB issued SFAS No. 141(R), *"Business Combinations,"* ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51"*, which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for annual periods beginning after December 15, 2008. The Company is currently assessing the potential impact that adoption of SFAS No. 160 would have on its consolidated financial statements.

($ in thousands except share and per share amounts)

NOTE 3: EARNINGS PER SHARE

Basic and diluted earnings per share are based on the weighted average number of actual weighted shares outstanding of 5,351,780; 5,351,780 and 5,359,862 for the years ended December 31, 2007, 2006 and 2005, respectively. The Company did not have any Common Share equivalents as of December 31, 2007, 2006 and 2005.

NOTE 4: COMPREHENSIVE INCOME (LOSS)

The Company's only component of other comprehensive income (loss) consisted of a change in pension and postretirement benefit plans for the year ended December 31, 2007 and a minimum pension liability for the years ended December 31, 2006 and 2005, respectively.

	2007	2006	2005
Decrease (increase) in minimum pension liability adjustment	$ —	$1,050	$(658)
Change in pension and postretirement benefit plans	4,122	—	—
Related deferred income tax (expense) benefit	(1,443)	(369)	230
Total comprehensive income (loss)	$ 2,679	$ 681	$(428)

NOTE 5: SEGMENT INFORMATION

Warwick Valley Telephone Company's segments are strategic business units that offer different products and services and are managed as telephone and online services. The Company evaluates the performance of the segments based upon factors such as revenue growth, expense containment, market share and operating results.

The telephone segment provides telecommunications services, including local, network access and long distance services and messaging, wireless and yellow and white pages advertising and electronic publishing.

The Online segment provides high speed and dial-up Internet services and video over VDSL.

($ in thousands except share and per share amounts)

Segment income statement information for the years ended December 31:

	2007	2006	2005
Revenues			
Telephone	$20,010	$20,868	$22,483
Online	5,733	6,223	6,734
Eliminations	(1,701)	(1,855)	(1,875)
Total revenues	$24,042	$25,236	$27,342
Depreciation and amortization			
Telephone	$ 3,811	$ 3,603	$ 3,757
Online	1,441	1,804	1,895
Total depreciation and amortization	$ 5,252	$ 5,407	$ 5,652
Operating loss			
Telephone	$ (834)	$ (2,957)	$ (1,149)
Online	(264)	(837)	(1,798)
Total operating loss	(1,098)	(3,794)	(2,947)
Interest expense, net	(213)	(30)	(210)
Income from equity investments, net	9,651	9,367	10,638
Gain on sale of investment	—	611	889
Loss on write-down of investment	—	—	(705)
Other (expenses) income, net	(52)	(117)	291
Income before income taxes	$ 8,288	$ 6,037	$ 7,956

Segment balance sheet information as of December 31:

	2007	2006
Assets		
Telephone	$ 70,960	$ 70,549
Online	9,474	4,714
Eliminations	(23,783)	(14,814)
Total assets	$ 56,651	$ 60,449
Capital expenditures		
Telephone	$ 3,255	$ 3,981
Online	689	646
Total capital expenditures	$ 3,944	$ 4,627

No single customer accounts for 10% or more of the Company's revenues or accounts receivable.

($ in thousands except share and per share amounts)

NOTE 6: MATERIAL AND SUPPLIES

Material and supplies are carried at average cost. As of December 31, 2007 and 2006, material and supplies consisted of the following:

	2007	2006
Inventory for outside plant	$ 513	$263
Inventory for inside plant	486	417
Inventory for online equipment	160	18
Inventory for video equipment	378	147
Inventory of equipment held for sale or lease	54	112
	$1,591	$957

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, consisted of the following as of December 31:

	2007	2006
Land, buildings and other support equipment	$ 9,667	$ 8,291
Network communications equipment	30,035	29,400
Telephone plant	27,201	26,641
Online plant	11,609	11,323
Plant in service	78,512	75,655
Plant under construction	1,324	688
	79,836	76,343
Less: Accumulated depreciation	44,045	39,256
Property, plant and equipment, net	$35,791	$37,087

Depreciation expense for the years ended December 31, 2007, 2006, and 2005 was $5,240, $5,394 and $5,639 respectively.

NOTE 8: INVESTMENTS

The Company is a limited partner in Orange County-Poughkeepsie Limited Partnership ("O-P") and had an 8.108% investment interest as of December 31, 2007 which is accounted for under the equity method of accounting. The majority owner and general partner is Verizon Wireless of the East L.P. On April 10, 2007, the Company completed the acquisition of an additional 0.6081% limited partnership interest in O-P by purchasing 8.108% of the 7.5% limited partnership interest being sold by FairPoint Communications, Inc. ("FairPoint"). FairPoint had agreed to sell its interest in O-P to Cellco Partnership d/b/a Verizon Wireless ("Verizon Wireless"). The Company chose to exercise its right of first refusal pursuant to the partnership agreement of O-P to purchase a corresponding pro rata share of FairPoint's interest. The price paid for the additional 0.6081% was $4,376. Of the amount, the Company has allocated $4,081 to the excess of the cost of the investment over the fair value of the assets acquired and it is deemed to be goodwill.

($ in thousands except share and per share amounts)

As of December 31, the value of the Company's investment in O-P is as follows:

	2007	2006
Investment in O-P Partnership	$4,195	$3,733
Goodwill	4,081	—
	$8,276	$3,733

Investment in Orange County-Poughkeepsie Limited Partnership

The Company is a limited partner in Orange County-Poughkeepsie Limited Partnership (O-P) and has a 8.108% limited partnership interest which is accounted for under the equity method of accounting. The majority owner and general partner is Verizon Wireless of the East L.P.

The following summarizes O-P's audited income statement for the years ended December 31:

	2007	2006	2005
Net Revenue	$151,382	$157,993	$180,508
Cellular service cost	22,535	24,449	25,292
Operating expenses	9,248	9,343	8,490
Operating income	119,599	124,201	146,726
Other income	1,345	693	782
Net income	$120,944	$124,894	$147,508
Company share	$ 9,651	$ 9,367	$ 11,063

The following summarizes O-P's audited balance sheet as of December 31:

	2007	2006
Current assets	$13,048	$11,304
Property, plant and equipment, net	39,147	38,917
Total assets	$52,195	$50,221
Total liabilities	$ 461	$ 431
Partners' capital	51,734	49,790
Total liabilities and partners' capital	$52,195	$50,221

Investment in Zefcom

In January 2006, the Company sold its interest in Zefcom to an outside investor for $700 in cash. Previously, the Company owned a 17% of Zefcom, LLC, d.b.a. Telispire, a consortium of small telephone companies that resells Sprint PCS under private label, which was accounted for under the equity method of accounting. The Company's share of Zefcom's losses have been reflected in "Income from equity method investments, net" in the Statements of Income for the year ended December 31, 2005.

Investment in EsiNet

The Company owned as of December 31, 2006 a 25% interest in the Empire State Independent Network, LLC ("EsiNet"), which was reduced to 16.79% as a result of additional capital subscription by new and existing EsiNet members (other than the Company). EsiNet represents a consortium of 15 independent telephone companies

($ in thousands except share and per share amounts)

located in the upstate New York and Pennsylvania region whose intent is to build a fiber optic network that will facilitate the delivery of voice, video and data services to customers throughout that region. EsiNet was formed in March 2004 and began operations on a limited basis by the end of 2006. All personal, tangible and intangible property of EsiNet, along with all rents, income, revenue, profits and other benefits derived or received from these properties, have been pledged by EsiNet to the Rural Telephone Finance Cooperative ("RTFC") to secure an $6,750 ten year term credit facility. Based on the Company's determination in March 2006 that it appeared unlikely that EsiNet would remain a viable going concern, the Company determined that there existed a permanent impairment, in the amount of $705, of the Company's entire amount in EsiNet which was written-off in the year ended December 31, 2005. In December 2007, EsiNet filed for Chapter 11 Bankruptcy. The Company is not anticipating any material distributions for its equity ownership interest.

NOTE 9: DEBT OBLIGATIONS

Debt obligations consisted of the following at December 31:

	2007	2006
Current maturing long-term debt — CoBank, ACB	$1,519	$1,519
CoBank, ACB unsecured credit facility	5,695	7,214
Total debt obligation	$7,214	$8,733

The Company has an unsecured line of credit in the amount of $4,000 with Provident Bank. Any borrowings under this line of credit are on a demand basis without restrictions, and at a variable lending rate. The Company had no outstanding balance on this facility at December 31, 2007 or 2006.

The CoBank loan remains outstanding until all indebtedness and obligations of the Company under the facility have been paid or satisfied, but no later than July 2012 (the "Maturity Date"). The unpaid principal balance accrues interest at an interest rate determined or selected by the Company. The Company may select a variable rate option, a long-term fixed rate option or a LIBOR option. The Company selected the variable rate option, and the average interest rate on borrowings for the period January 1 through December 31, 2007 was approximately 7.3%. Interest is paid quarterly each January, April, June and October. The outstanding principal is being repaid in 32 consecutive quarterly installments which started in October 2004, with the last such installment due on the Maturity Date. On the Maturity Date, the amount of the then unpaid principal plus accrued interest and fees is due in full.

Future aggregate principal payments under this loan agreement are as follows:

2008	$1,519
2009	1,519
2010	1,519
2011	1,519
2012	1,138
Total	$7,214

Under the terms of the CoBank facility, the Company is required to comply with certain loan covenants, which include, but are not limited to, the achievement of certain financial ratios, as set forth in the agreement, as well as certain financial reporting requirements. As of December 31, 2007, the Company was not in default on any of these loan covenants.

($ in thousands except share and per share amounts)

NOTE 10: INCOME TAXES

The federal and state components of the provision for income taxes are presented in the following table:

	For the Years Ended December 31,		
	2007	2006	2005
Provision (benefit) for income tax			
Current:			
Federal	$ 4,739	$ 3,301	$ (309)
State and local	28	28	57
	4,767	3,329	(252)
Deferred:			
Federal	(1,885)	(1,214)	3,014
State and local	(87)	(75)	24
	(1,972)	(1,289)	3,038
Provision for income taxes	$ 2,795	$ 2,040	$2,786

Deferred income tax liabilities are taxes the Company expects to pay in future periods. Similarly, deferred income tax assets are recorded for expected reductions in taxes payable in future periods. Deferred income taxes arise because of differences in the book and tax basis of certain assets and liabilities.

Deferred income tax liabilities and assets consist of the following:

	At December 31,	
	2007	2006
Deferred income tax assets:		
Employee pensions and other benefits	$1,638	$3,056
Other	613	255
Total deferred income tax assets	2,251	3,311
Deferred income tax liabilities:		
Property, plant and equipment	$5,466	$5,025
Deferred Universal Service Fund revenues	—	2,548
Total deferred income tax liabilities	5,466	7,573
Net deferred income tax liability	$3,215	$4,262

($ in thousands except share and per share amounts)

The difference between tax expense and the amount computed by applying the statutory federal income tax rate (34%) to income before income taxes is as follows:

	Years Ended December 31,		
	2007	2006	2005
Statutory rate applied to pre-tax income	$2,817	$2,052	$2,705
Add (deduct):			
State income taxes, net of federal benefit	(39)	(31)	53
Other	17	19	28
Income taxes	$2,795	$2,040	$2,786

The Company adopted the provisions of *FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — and an Interpretation of FASB Statement No. 109, Accounting for Income Taxes* ("FIN 48") effective January 1, 2007. As a result of the implementation of FIN 48, the Company initially recorded an income tax liability of $3,568 for unrecognized tax benefits which was included in long-term income taxes payable on the consolidated balance sheet. Of that amount, $3,350 was reclassified from deferred income taxes; in addition, $218 related to an income tax liability which resulted in a decrease to the Company's January 1, 2007 retained earnings balance. As a result of the filing of the Company's 2006 income tax return, the Company has derecognized $2,944 of the income tax liability for the unrecognized tax benefits. Further, the Company has decreased the income tax liability. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2006	$ —
Adoption of FIN 48 — reclassed from deferred tax	3,350
Interest at adoption of FIN 48	218
Additions based on tax positions related to current year	—
Reduction for tax positions of prior year	(2,944)
Accrual for interest related to current year, net	16
Balance at December 31, 2007	$ 640

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense. During the year ended December 31, 2007, the Company recognized $98 in interest. Penalties, if recognized, would be recognized as a component of income tax expense. (If the amounts were recognized, the Company's effective tax rate would be affected.)

It is expected that the amount of unrecognized tax benefits will change in the next 12 months; however, the Company does not expect the change to have a significant impact on the results of operations or the financial position of the Company.

The Company and Hometown Online have a New Jersey net operating loss carry forward in the amount of $8,912 and $286 as of December 31, 2007 and 2006, respectively. These losses expire through 2014.

Warwick Valley Telephone Company and its subsidiaries file a U.S. federal consolidated income tax return. The U.S. federal statute of limitations remains open for the years 2004 onward. No federal income tax returns are currently under examination by the Internal Revenue Service.

In December 2007, the Company filed with the Internal Revenue Service a change in accounting principle that if accepted, would allow the Company to include in its US consolidated income tax returns for the next four years, Universal Service Fund income that was treated as non taxable in years 2004 and 2005.

($ in thousands except share and per share amounts)

State income tax returns are generally subject to examination for a period of 3 to 5 years after filing of the respective return. The state impact of any federal changes remains subject to examination by the relevant states for a period of up to one year after formal notification to the states. The Company has filed amended New Jersey tax returns as a result of the examination by the State of New Jersey for its 2002 to 2005 New Jersey Corporation Business Tax returns.

NOTE 11: PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

The Company has two defined benefit pension plans covering all management and non-management employees who are at least 21 years of age, have completed one year of service and have been hired before May 1, 2003 for the non-management plan and March 1, 2005 for the management plan. Benefits are based on years of service and the average of the employee's three highest consecutive years' base compensation. The Company's policy is to fund the minimum required contribution disregarding any credit balance arising from excess amounts contributed in the past. Per regulatory requirements, the Company recognized additional expenses of $52, $33 and $41 in 2007, 2006, and 2005, respectively. The amounts expensed were $218, $245 and $240 for the years ended December 31, 2007, 2006, and 2005, respectively.

The Company sponsors a postretirement medical benefit plan that covers all employees that retire directly from active service on or after age 55 with at least 10 years of service. The projected unit credit actuarial method was used in determining the cost of future benefits. Assets of the plan are principally invested in the stock market and a money market fund. The Company uses an annual measurement date of December 31 for all of its benefit plans.

Effective December 31, 2006, the Company adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* — an amendment of FASB Statements No. 87, 88, 106, and 132(R). Based on the funded status of the plans as of December 31, 2006, the adoption of SFAS No. 158 decreased total assets by $569, increased pension and postretirement benefit obligations by $3,245, decreased deferred tax liabilities by $1,335 and reduced shareholders' equity by $2,479. These changes are included in the Company's other comprehensive loss for the year ended December 31, 2006.

The components of the pension and postretirement expense (credit) were as follows for the years ended December 31:

	Pension Benefits			Postretirement Benefits		
	2007	2006	2005	2007	2006	2005
Components of Net Periodic Costs						
Service cost	$ 4	$ 4	$ 4	$ 205	$ 240	$ 214
Interest cost	846	829	795	389	407	387
Expected return on plan assets	(956)	(876)	(783)	(150)	(142)	(135)
Amortization of transition asset	—	—	—	51	51	51
Amortization of prior service cost	56	56	—	(86)	(20)	(20)
Recognized actuarial (gain) loss	217	199	183	156	297	273
Special termination benefits	—	—	—	—	—	—
Net curtailment loss (gain)	—	—	—	—	—	—
Net periodic loss	$ 167	$ 212	$ 199	$ 565	$ 833	$ 770

($ in thousands except share and per share amounts)

The following table presents a summary of the projected benefit obligation and plan assets of the plans at December 31:

	Pension Benefits		Postretirement Benefits	
	2007	2006	2007	2006
Change in Benefit Obligation				
Benefit obligation, beginning of year	$15,202	$15,552	$ 7,643	$7,524
Service cost	4	4	205	240
Interest cost	846	829	389	408
Plan amendments	—	—	(2,305)	—
Actuarial losses (income)	(963)	(588)	(661)	(347)
Benefit payments	(782)	(595)	(295)	(182)
Benefit obligation, end of year	$14,307	$15,202	$ 4,976	$7,643

	Pension Benefits		Postretirement Benefits	
	2007	2006	2007	2006
Changes in Fair Value of Plan Assets				
Fair value of Plan Assets , beginning of year	$12,205	$10,939	$ 2,008	$ 1,797
Actual return on plan	781	1,139	124	204
Employer contributions	264	723	88	189
Benefit payments	(782)	(596)	(295)	(182)
Fair value of plan assets, end of year	$12,468	$12,205	$ 1,925	$ 2,008
Unfunded status at end of year	$ (1,839)	$ (2,997)	$(3,051)	$(5,635)

Amounts recognized in the Consolidated Balance Sheets consisted of the following:

	Pension Benefits		Postretirement Benefits	
	2007	2006	2007	2006
Pension and postretirement benefit obligations — current	(829)	(1,055)	(100)	(380)
Pension and postretirement benefit obligations — long term	(1,010)	(1,942)	(2,951)	(5,255)
Total	$(1,839)	$(2,997)	$(3,051)	$(5,635)

Actuarial assumptions used to calculate the projected benefit obligation were as follows for the years ended December 31:

	Pension Benefits		Postretirement Benefits	
	2007	2006	2007	2006
Discount rate	6.25%	5.75%	5.75%	5.75%
Expected return on plans	8.00%	8.00%	8.00%	8.00%
Healthcare cost trend	—	—	8.50% — 10.50%	9.00% — 11.00%

($ in thousands except share and per share amounts)

Actuarial assumptions used to calculate net periodic benefit cost were as follows for the years ended December 31:

	Pension Benefits		Postretirement Benefits	
	2007	2006	2007	2006
Discount rate	5.75%	5.50%	5.75%	5.75%
Expected return on assets	8.00%	8.00%	8.00%	8.00%

The rate of return assumption, currently 8%, estimates the portion of plan benefits that will be derived from investment return and the portion that will come directly from Company contributions. Accordingly, the Company, utilizing the investment policy described below, strives to maintain an investment portfolio that generates annual returns from funds invested consistent with achieving the projected long-term rate of return required for plan assets. The investment policy followed by the Pension Plan Manager can be described as an "Adaptive" approach that is essentially structured towards achieving a compromise between the static long-term approach and the short-term opportunism of the dynamic or tactical approaches. The objective is to modify asset allocations based on changing economic and financial market conditions so as to capture the major position of excess returns and then shifts the priority to risk containment after valuations become stretched.

The Company's pension plans had an unfunded projected benefit obligation of $1,839 as of December 31, 2007. The projected benefit obligation of $14,307 at December 31, 2007 was in excess of Plan assets of $12,468. The Company's postretirement plans had an unfunded projected benefit obligation of $3,051 as of December 31, 2007. The projected benefit obligation of $4,976 at December 31, 2007 was in excess of plan assets of $1,925.

The accumulated benefit obligation exceeded the fair value of plan assets and the Company was required to record a minimum pension liability in the Consolidated Balance Sheet as of December 31, 2007. The effect of this adjustment was a decrease in the pension liability of $4,122 and a decrease in accumulated other comprehensive loss of $2,679. The decrease was due primarily to managers and officers medical plan design changes including the capping of the Company's contribution as of August 1, 2007. These are non-cash items and consequently have been excluded from the consolidated statement of cash flows. The health care cost trend rates (representing the assumed annual percentage increase in claim costs by year) was 8.50% for the pre-65 trend rate and 10.5% for the post-65 trend rate, with each of these grading down to 5%, by 0.5% per year. The Company's most recent actuarial calculation anticipates that this trend will continue on into 2008. An increase in the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation as of December 31, 2007 by approximately $791 and the aggregate of the service and interest cost components of postretirement expense for the year then ended by approximately $121. A 1.0% decrease in the health care cost trend rate would decrease these components by approximately $637 and by approximately $92, respectively.

The Company also has a Defined Contribution 401(k) Plan covering substantially all employees. Under the plan, employees may contribute up to 100% of compensation not to exceed the certain legal limitations. In 2006, the Company made a matching contribution up to 9.0% of an eligible participant's compensation for management, clerical and plant employees. In September 2007, the Company modified the management 401(k) plan from 100% to 50% match of the employee contribution. This effectively changed the Company's maximum contribution from 9% to 4.5%. The Company contributed and expensed $414, $438 and $626 for the years ended December 31, 2007, 2006, and 2005, respectively.

The Company has deferred compensation agreements in place for certain former officers which became effective upon retirement. These non-qualified plans are not currently funded and a liability representing the present value of future payments has been established, with balances of $363 and $387 as of December 31, 2007 and 2006, respectively.

($ in thousands except share and per share amounts)

Plan Assets

The pension plan weighted average asset allocations at December 31, 2007 and 2006 by assets category are as follows:

	Plan Assets at December 31, 2007	Plan Assets at December 31, 2006
Equity securities	96%	57%
Debt securities	0%	33%
Short term investments	4%	10%
Total	100%	100%

The postretirement benefit plan weighted average asset allocations at December 31, 2007 and 2006, by assets category are as follows:

	Plan Assets at December 31, 2007	Plan Assets at December 31, 2006
Equity securities	78%	73%
Short term investments	22%	27%
Total	100%	100%

In accordance with its contribution policy, the Company expects to contribute $829 to its pension plan and $100 to its postretirement plan for the year 2008.

Benefit payments, which reflect expected future service as appropriate, are expected to be paid as follows:

	Pension Benefits	Postretirement Benefits- Net after Subsidy
2008	$ 819	$ 247
2009	830	257
2010	846	248
2011	867	255
2012	888	268
2013-2017	4,838	1,520

NOTE 12. STOCK BASED COMPENSATION

At December 31, 2007, the Company did not have a specific company wide stock compensation plan. Stock value appreciation bonuses ("SVABs") are granted on a case-by-case basis by the Company's Board of Directors. Any SVABs granted by the Company are included in an individual's employment contract. The terms of these contracts extend through between June 3, 2008 and April 30, 2010, with automatic, one year renewals, unless otherwise terminated.

In 2007, the Company granted 75,000 SVABs to certain employees, as provided in their employment contracts.

The SAVBs provide the employees with the right to receive, without any need to exercise such right, a bonus equal to the aggregate amount of the increase that would have been experienced by a person holding between 25,000 and 50,000 shares, if such shares were purchased at 120% of the average closing price in the first month of employment in the fiscal year and sold at the average closing price during the month of December of that year. The

($ in thousands except share and per share amounts)

bonus is payable, in cash, as soon as practicable after the shareholders' annual meeting following the fiscal year for which the bonus relates, and no later than the second pay period after that meeting. In order to receive the bonus, the employee must be actively employed by the Company on the payment date. Because share appreciation targets were not reached, all SVABs granted in 2007 expired, and cannot be carried forward to future periods.

The fair value of each SAVBs is estimated on the date of grant using the Black-Scholes valuation model, are revalued each reporting period, and any change in the valuation arising from valuation assumptions is recorded as either increases or decreases to compensation expense. There was no compensation expense recorded in the year ended December 31, 2007.

NOTE 13. SHAREHOLDERS' EQUITY

The Company has 10,000,000 authorized Common Shares at par value of $0.01 per share; 5,000 authorized Preferred Shares at par value $100 per share and 10,000,000 authorized Preferred Shares at par value $0.01 per share.

In March 2005, the Company purchased 50,000 common shares from a shareholder at $23 per share or $1,150.

NOTE 14: VOLUNTARY TERMINATION INCENTIVE PLAN

On June 29, 2006 the Company reached an agreement with Local Union No. 503 of the International Brotherhood of Electrical Workers AFL-CIO (the "Union") that allowed the Company to offer both its Plant and Clerical employees a Voluntary Termination Incentive Plan (the "VTIP"). The VTIP is part of the corporate restructuring and work force reduction plan. Under the VTIP, eligible employees could receive an incentive payment for years of completed service and continued medical coverage for certain periods of time based upon years of service. Eligible employees had until August 13, 2006 to elect to participate in the program. In total, 28 employees elected to participate in the VTIP. As of December 31, 2006, the Company had recognized an estimated total expense of $827 of which $664 was paid to participants during 2006. As of December 31, 2007, the Company had paid $118 to participants and the remaining balance of $45 is included in other accrued expenses in the Balance Sheet as of December 31, 2007.

NOTE 15: COMMITMENTS AND CONTINGENCIES

The Company currently has an operating lease to rent space on a tower to transmit video content from its head end facility. The Company also leases vehicles for operations as well as office space in Vernon, New Jersey. In addition, the Company has entered into certain long-term agreements to access trunk lines from other carriers to transmit voice, video and data. Total expenses associated with these agreements was $1,121, $866 and $932 in 2007, 2006 and 2005, respectively.

The future aggregate commitment as of December 31, 2007 is as follows:

2008	$ 926
2009	628
2010	167
2011	149
2012	69
Total	$1,939

From time to time, the Company is involved in various litigation relating to legal claims arising in the normal course of business. These claims are generally covered by insurance. The Company is not currently subject to any

($ in thousands except share and per share amounts)

litigation which singularly or in the aggregate could reasonably be expected to have a material adverse effect on the Company's financial position or results of operations.

NOTE 16: RELATED PARTY TRANSACTIONS

The Company paid approximately $266 and $97 during 2006, and 2005, respectively to John W. Sanford & Son, Inc. $2 and $253 during 2006 and 2005, respectively to Warwick Resource Group, LLC, both whose President and Chief Operating Officer is the brother of Corinna S. Lewis, a former Director of the Company, who resigned her position in November 2006. The Company believes that the transactions with John W. Sanford & Son, Inc. and the Warwick Resource Group, LLC are on as favorable terms as those available from unaffiliated third parties.

The Company paid approximately $62, $52 and $70 during 2007, 2006 and 2005 respectively to Morrow & Co., Inc. a proxy solicitation, corporate governance and strategic consulting firm whose founder and President is Joseph J. Morrow, a former Director of the Company who resigned his position on June 27, 2007. The Company believes that the transactions with Morrow & Co., Inc. are on as favorable terms as those available from unaffiliated third parties.

NOTE 17: QUARTERLY INFORMATION (UNAUDITED)

	Fiscal Year Quarters				
	First	Second	Third	Fourth	Total
Year ended December 31, 2007					
Revenue	$ 5,891	$ 5,878	$6,137	$6,136	$24,042
Operating loss	(700)	(156)	(143)	(99)	(1,098)
Net income	726	1,350	1,557	1,860	5,493
Earnings per share	0.13	0.25	0.29	0.35	1.02
Year ended December 31, 2006					
Revenue	$ 6,075	$ 6,341	$6,336	$6,484	$25,236
Operating loss	(1,043)	(1,454)	(391)	(906)	(3,794)
Net income	1,208	694	1,259	836	3,997
Earnings per share	0.22	0.13	0.23	0.16	0.74

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of Warwick Valley Telephone Company:

Our audits of the consolidated financial statements, and of the effectiveness of internal control over financial reporting referred to in our report dated March 14, 2008 appearing in the Annual Report on Form 10-K of Warwick Valley Telephone Company also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Annual Report on Form 10-K for the year ended December 31, 2007. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ WithumSmith+Brown, P.C.

Princeton, New Jersey
March 14, 2008

WARWICK VALLEY TELEPHONE COMPANY

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2007, 2006 and 2005

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
		(Note a)	(Note b) ($ in thousands)	(Note c)	
Allowance for Uncollectible:					
Year 2007	$107	$301	$ 24	$218	$214
Year 2006	$171	$ 32	$ 72	$168	$107
Year 2005	$148	$179	$105	$261	$171

(a) Provision for uncollectible as stated in statements of income.

(b) Amounts previously written off which were credited directly to this account when recovered.

(c) Amounts written off as uncollectible.

WARWICK VALLEY TELEPHONE COMPANY

INDEX TO EXHIBITS FILED WITH THIS REPORT

(3) Articles of Incorporation and By-Laws

*3.2 By-Laws, as amended

(21) Subsidiaries of the registrant

*21.1 Subsidiaries of the Registrant

(23) Consents of experts and counsel

*23.1 Consent of WithumSmith+Brown, P.C.

*23.2 Consent of Deloitte & Touche LLP

(31) Rule 13a-14(a)/15d-14(a) Certifications

*31.1 Rule 13a -14(a)/15d-14(a) Certification signed by Duane W. Albro, President and Chief Executive Officer.

*31.2 Rule 13a -14(a)/15d-14(a) Certification signed by Kenneth H. Volz, Executive Vice President, Chief Financial Officer and Treasurer.

(32) Section 1350 Certifications

*32.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by Duane W. Albro, President and Chief Executive Officer.

*32.2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by Kenneth H. Volz, Executive Vice President, Chief Financial Officer and Treasurer.

(99) Additional Exhibits

*99.1 Orange County-Poughkeepsie Limited Partnership Financial Statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005.

BY-LAWS

WARWICK VALLEY TELEPHONE COMPANY

ARTICLE I.

OFFICES

SECTION 1. *Principal Office.* The principal office of the Company shall be located in the Village of Warwick, County of Orange, State of New York.

SECTION 2. *Additional offices.* The Company may also have offices and places of business at such other places, within or without the State of New York, as the Board of Directors may from time to time determine.

ARTICLE II.

MEETINGS OF SHAREHOLDERS

SECTION 1. *Time and Place.* The annual meeting of the shareholders and all special meetings of the shareholders may be held at such time and place within or without the State of New York as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

SECTION 2. *Annual Meetings.* The annual meeting of shareholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held each year on the last Friday in April (if not a legal holiday, and if a legal holiday then on the next succeeding, business day), or on such other business day as the Board of Directors shall determine prior to the date for serving notice of such meeting.

SECTION 3. *Special Meetings.* Except as otherwise provided by law or by the certificate of incorporation, special meetings of the shareholders, for any purpose or purposes set forth in the notice of meeting, may be called by the President or the Board of Directors, and shall be called by the President at the request in writing of the holders of record of at least twenty-five percent (25%) of the outstanding shares of a class of stock of the Company entitled to vote on the proposals to come before the meeting. Such request shall state the purpose or purposes of the proposed meeting.

SECTION 4. *Notice of Meeting of Shareholders.* Written notice of a meeting of shareholders, stating the place, date and hour of the meeting, and for meetings other than annual meetings, stating by or at whose direction and for what purpose or purposes the meeting is called, shall be given personally or by mail to each shareholder entitled to vote thereat, not less than ten (10) nor more than fifty (50) days prior to the meeting. If mailed, such notice shall be directed to each shareholder at his address, as it appears on the records of the shareholders of the Company, or if he shall have previously filed with the Secretary of the Company a written request that notices to him be mailed to some other address, then directed to him at such other address. If, at any meeting, action is proposed to be taken which would, if taken, entitle shareholders fulfilling the requirements of Section 623 of the New York Business Corporation Law to receive payment for their shares, the notice of such meeting shall also include a statement to that effect and shall be accompanied by a copy of Section 623 or an outline of its material terms.

SECTION 5. *No Notice Required.* Notice of any meeting need not be given to any person who may become a shareholder of record after the mailing of such notice and prior to the meeting, or to any shareholder who attends such meeting, in person or by proxy, or to any shareholder who, in person or by proxy, submits a signed waiver of notice either before or after such meeting. Except as otherwise provided by statute, notice of any adjourned meeting of shareholders need not be given if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken.

SECTION 6. *Quorum.* Except as otherwise provided by the certificate of incorporation, the holders of record of a majority of the shares of the Company issued and outstanding and entitled to vote thereat upon a specified item of business, present in person or represented by proxy, shall be necessary to and shall constitute a quorum for the transaction of such specified item of business at any meeting of the shareholders.

If, however, as to any item or items of business noticed to come before any meeting of shareholders such quorum shall not be present or represented at such meeting, the shareholders entitled to vote thereon present in person or represented by proxy shall have power to adjourn the meeting as to such item or items of business for which a quorum is not present from time to time, until a quorum for the transaction of such item or items of business shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally noticed.

The chairman of any meeting of shareholders shall, at the beginning of such meeting, determine whether a quorum is present for the transaction of each item of business noticed to come before such meeting. A quorum for the transaction of any item of business, once present, shall not be broken by the subsequent withdrawal of any shareholders or their representatives.

SECTION 7. *Voting.* At any meeting of the shareholders every shareholder having the right to vote shall be entitled to vote in person, or by proxy. Except as otherwise provided by law or the certificate of incorporation, each shareholder of record shall be entitled to one vote for each share of stock standing in the shareholder's name on the books of the Company. All elections shall be determined by a plurality vote, and, except as otherwise provided by law or the certificate of incorporation, all other matters shall be determined by vote of a majority of the shares present or represented at such meeting and voting on such questions.

SECTION 8. *Proxies.* Every proxy must be executed in writing by the shareholder or by his attorney-in-fact. No proxy shall be valid, after the expiration of eleven (11) months from the date thereof, unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except in those cases where an irrevocable proxy is permitted by law.

SECTION 9. *Notice of Shareholder Business.* At an annual meeting of the shareholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting or by the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a shareholder.

For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Company. To be timely, the shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company, not less than 120 days prior to the first anniversary of the date on which the Company first mailed its proxy materials for the prior year's annual meeting; provided, however, that in the event the annual meeting is called for a date that is not within 30 days before or after the anniversary date of the prior year's annual meeting, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which notice of the date of the meeting was mailed or public disclosure of such date was made by the Company. The shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting:

(a) a brief description of the business desired to be brought to the annual meeting and the reasons for conducting business at the annual meeting,

(b) the name and address, as they appear on the Company's books, of the shareholder proposing such business,

(c) the class and number of shares of the Company which are beneficially owned by the shareholder, and

(d) any material interest of the shareholder in such business.

Notwithstanding anything in the By-laws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section 9.

The chairman of the annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and, in accordance with the provisions of this Section 9, and if he should so determine, the Chairman shall so declare to the meeting and such business not properly brought before the meeting shall not be transacted.

ARTICLE III.

DIRECTORS

SECTION 1. *Duties; Powers.* The Board of Directors is responsible for directing, guiding and overseeing the conduct of WVT's business. It ensures that the interests of the shareholders, customers and employees are served.

SECTION 2. *Number; Qualification.* The number of directors which shall constitute the entire Board of Directors shall not be less than three (3) nor more than ten (10), the actual number to be established at the annual meeting of shareholders. Each director shall be at least eighteen years of age.

SECTION 3. *Election; Term.* Directors shall be divided into three classes, and no class shall include fewer than three directors. The terms of office of the directors initially classified shall be as follows: that of the first class shall expire at the next annual meeting of shareholders, the second class at the second succeeding annual meeting and the third class at the third succeeding annual meeting. Except as provided in Section 5 of this Article III, directors shall be elected at each annual meeting after such initial classification to replace those whose terms expire at such annual meeting to hold office until the third succeeding annual meeting. Each director shall hold office until the expiration of the term for which he is elected, and until his successor has been elected and qualified.

SECTION 4. *Resignation; Removal.* Any director may resign at any time by giving written notice to the President or the Secretary. Such resignation shall take effect at the time stated therein. The Board of Directors may, by majority vote of all directors then in office, remove a director for cause. A notice of intention to take action to remove a director stating the date, time and place action is to be taken shall be mailed to the director at the director's address of record on the books of the Company at least twenty (20) days prior to the time such action is to be taken. The shareholders entitled to vote for the election of directors may remove a director for cause.

SECTION 5. *Vacancies.* If any vacancy should occur in the Board of Directors by reason of the death, resignation, retirement or disqualification of any director, or the removal from office of any director, all of the directors then in office, although less than a quorum, may, by majority vote, choose a successor or successors to fill the vacated directorship, and any director so chosen to fill an existing vacancy shall hold office until the next annual meeting of the shareholders and until his successor shall be duly elected and qualified.

SECTION 6. *Notice of Shareholder Nominees.* Only persons who are nominated in accordance with the procedures set forth in this Section 6 shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the Company may be made at the annual meeting of shareholders by or at the direction of the Board of Directors, or by any shareholder of the Company entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section 6. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Company.

To be timely, a shareholder's notice shall be delivered or mailed and received at the principal executive offices of the Company not less than 120 days prior to the first anniversary of the date on which the Company first mailed its proxy materials for the prior year's annual meeting; provided, however, that in the event the annual meeting is called for a date that is not within 30 days before or after the anniversary date of the prior year's annual meeting, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which notice of the date of the meeting was mailed or public disclosure of such date was made by the Company. The shareholder's notice shall set forth:

(a) as to each person whom the shareholder proposes to nominate for election or re-election as a director,

(i) the name, age, business address and residence address of such person,

(ii) the principal occupation or employment of such person,

(iii) the class and number of shares of the Company which are beneficially owned by such person, and

(iv) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including without limitation such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and

(b) as to the shareholder giving the notice,

(i) the name and address, as they appear on the Company's books, of such shareholder, and

(ii) the class and number of shares of the Company which are beneficially owned by such shareholder.

At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director shall furnish to the Secretary of the Company that information required to be set forth in a shareholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the Company unless nominated in accordance with the procedures set forth in this Section 6.

The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by the By-laws, and if the chairman should so determine, the chairman shall so declare to the meeting and the defective nomination shall be disregarded.

ARTICLE IV.

MEETINGS OF THE BOARD

SECTION 1. *Place.* The Board of Directors of the Company may hold meetings, both regular and special, either within or without the State of New York.

SECTION 2. *First Meeting.* The first meeting of each newly elected Board of Directors shall be held at such time and place as shall be announced at the annual meeting of the shareholders, and no further notice of such meeting to the newly elected directors shall be necessary in order to constitute the meeting, provided a quorum shall be present. In the event of the failure to so announce the time and place of such first meeting of the newly elected Board of Directors, or in the event such meeting is not held at the time and place so announced, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a duly executed waiver of notice thereof. The first order of business shall be to elect a Chairman of the Board and a Vice Chairman of the Board and the officers of the Company for the ensuing year. The Chairman and Vice Chairman shall be Directors of the Company who are not employees of the Company. The Chairman shall preside at all meetings of the Board of Directors and shareholders and shall consult with the officers as needed. The Vice Chairman shall assume the responsibilities of the Chairman in his absence.

SECTION 3. *Regular Meetings.* Regular meetings of the Board of Directors may be held at such time and at such place as shall from time to time be determined by the Board.

SECTION 4. *Special Meetings.* Special meetings of the Board of Directors may be called by the Chairman of the Board on two days' notice to each director. Special meetings shall be called by the President or Secretary on like notice at the written request of two directors.

SECTION 5. *Quorum.* At all meetings of the Board of Directors a majority of the entire Board shall constitute a quorum for the transaction of business, and the vote of a majority of the directors present at the time of the vote if a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically provided by law or by the certificate of incorporation. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, until a quorum shall be present. Notice of any such adjournment shall be given to any directors who were not present and, unless announced at the meeting, to the other directors.

SECTION 6. *Meetings by Telephone; Action Without Meeting.* Any one or more members of the Board of Directors may participate in a meeting of such Board by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting. Prior notice of such meeting shall be furnished to each director.

Any action required or permitted to be taken by the Board of Directors may be taken without a meeting if all members of the Board consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consents thereto by the members of the Board shall be filed with the minutes of the proceedings of the Board.

SECTION 7. *Compensation.* Directors, as such, shall not receive any stated salary for their services, but by resolution of the Board of Directors a fixed fee and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board or of any committee of the Board, provided that nothing herein contained shall be construed to preclude any director from serving the Company in any other capacity and receiving compensation therefore.

ARTICLE V.

COMMITTEES OF THE BOARD

SECTION 1. *Designation.* The Board of Directors, by resolution adopted by a majority of the entire Board, shall elect from among its members an Audit Committee, a Compensation Committee and such other committees, each consisting of three or more directors, as it shall deem appropriate. No such committee shall have authority as to any of the following matters:

(a) the submission to shareholders of any action as to which shareholders' authorization is required by law;

(b) the filling of vacancies in the Board of Directors or on any committee;

(c) the fixing of compensation of any director for serving on the Board or on any committee;

(d) the amendment or repeal of these By-Laws or the adoption of new By-Laws; or

(e) the amendment or repeal of any resolution of the Board which by its terms shall not be so amendable or repealable.

The Board may designate one or more directors as alternate members of any such committee who may replace any absent member or members at any meeting of such committee.

SECTION 2. *Audit Committee.* The Board of Directors shall designate an Audit Committee to consist of not fewer than three members, the actual number to be determined and elected by the affirmative vote of a majority of the whole Board or if the majority of the Board is unable to elect such directors, the Chairman of the Board shall appoint them. Members of the Audit Committee, in the judgment of the Board of Directors, shall be independent in accordance with NASDAQ listing standards or any other standards that law or regulation may require or that the Board of Directors shall determine to apply. At least annually, the Audit Committee shall nominate the independent and internal auditors of the Company to be appointed by the shareholders at the annual meeting or any special meeting. In addition, the Audit Committee shall from time to time discuss the audit work with the auditors appointed to perform the audit.

SECTION 3. *Compensation Committee.* The Board of Directors shall designate a Compensation Committee to consist of not fewer than three members, elected by the affirmative vote of a majority of the whole Board or if the majority of the Board is unable to elect such directors, the Chairman of the Board shall appoint them. Members of the Compensation Committee, in the judgment of the Board of Directors, shall be independent in accordance with NASDAQ listing standards or any other standards that law or regulation may require or that the Board of Directors shall determine to apply. The Compensation Committee shall meet annually or at such other times as may be required by the Board to review the current compensation of the officers of the Company and to establish the annual compensation of the officers for the coming twelve-month period or such other time period as may be appropriate.

SECTION 4. *Meetings by Telephone; Action Without Meeting.* Any one or more members of any committee of the Board of Directors may participate in a meeting of such committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Any action required or permitted to be taken by any committee of the Board of Directors may be taken without a meeting if all members of the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consents thereto by the members of the committee shall be filed with the minutes of the committee.

SECTION 5. *Tenure: Reports.* Each committee shall serve at the pleasure of the Board of Directors. It shall keep minutes of its meetings and report the same to the Board of Directors.

ARTICLE VI.

NOTICES

SECTION 1. *Form; Delivery.* Notices to directors and shareholders shall be in writing and may be delivered personally or by mail or e-mail. Notice by mail shall be deemed to be given at the time when deposited in the United States mail, with postage thereon prepaid, and addressed to directors or shareholders at their addresses appearing on the records of the Company.

SECTION 2. *Waiver.* Whenever a notice is required to be given by any statute, the certificate of incorporation or these By-Laws, a waiver thereof in writing, signed by the person, or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to such notice. In addition, any shareholder attending a meeting of shareholders in person or by proxy without protesting prior to the conclusion of the meeting the lack of notice thereof to him, and any director attending a meeting of the Board of Directors without protesting prior to the meeting or at its commencement such lack of notice shall be conclusively deemed to have waived notice of such meeting.

ARTICLE VII.

OFFICERS

SECTION 1. *Officers.* The officers of the Company shall be a President, one or more Vice-Presidents, a Secretary, an Assistant Secretary, a Treasurer and an Assistant Treasurer. Any two or more of the foregoing offices, except those of President and Secretary, may be held by the same person.

SECTION 2. *Authority and Duties.* All officers, as between themselves and the Company, shall have such authority and perform such duties in the management of the Company as may be provided in these By-Laws, or, to the extent not so provided, by the Board of Directors.

SECTION 3. *Election; Term of Office; Removal.* All officers shall be elected by the Board of Directors and shall hold office at the pleasure of the Board or for such term as may be prescribed by the Board. Any officer elected or appointed by the Board may be removed with or without cause at any time by the Board.

SECTION 4. *Compensation.* The compensation of all officers of the Company shall be fixed by the Board of Directors, and the compensation of agents shall either be so fixed or shall be fixed by officers thereunto duly authorized.

SECTION 5. *Vacancies.* If an office becomes vacant for any reason, the Board of Directors shall fill such vacancy. Any officer so appointed or elected by the Board shall serve only until such time as the unexposed term of his predecessor shall have expired unless reappointed or reelected by the Board.

SECTION 6. *The President.* The President shall be the Chief Executive Officer of the Company; he shall be *ex officio* a member of all standing committees except the Audit Committee and Compensation Committee; shall have general and active management and control of the business and affairs of the Company subject to the control of the Board of Directors, and shall see that all orders and resolutions of the Board are carried into effect.

SECTION 7. *Vice-Presidents.* The Vice-Presidents (who may have such designations, if any, as the Board of Directors may determine) in the order of their seniority or in any other order determined by the Board, shall, in the absence or disability of the President, perform the duties and exercise the powers of the President, and shall generally assist the President and perform such other duties as the Board of Directors or the President shall prescribe.

SECTION 8. *The Secretary.* The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall act. He shall keep in safe custody the seal of the Company and, when authorized by the Board, affix the same to any instrument requiring it and, when so affixed, it shall be attested by his signature or by the signature of the Treasurer or an Assistant Secretary or Assistant Treasurer. He shall keep in safe custody the certificate books and shareholder records and such other books and records as the Board may direct and shall perform all other duties incident to the office of the Secretary.

SECTION 9. *Assistant Secretaries.* The Assistant Secretaries, if any, in order of their seniority or in any other order determined by the Board of Directors shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties as the Board of Directors or the Secretary shall prescribe.

SECTION 10. *The Treasurer.* The Treasurer shall have the care and custody of the corporate funds, and other valuable effects, including securities, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Company as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and the Board, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the Financial conditions of the Company. If required by the Board of Directors, the Treasurer shall give the Company a bond for such term, in such sum and with such surety or sureties as shall be satisfactory to the Board for the faithful performance of the duties of his office and for the restoration to the Company, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Company, the charge for such bond to be at the Company's expense.

SECTION 11. *Assistant Treasurers.* The Assistant Treasurers, if any, in the order of their seniority or in any other order determined by the Board, shall in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties as the Board of Directors or the Treasurer shall prescribe.

SECTION 12. *Additional Officers.* In addition to the officers provided by these By-Laws, the Board of Directors may, from time to time, designate and appoint such other officers as may be necessary or convenient for the transaction of the business and affairs of the Company. Such other officers shall have the powers and duties which may be assigned to them by resolution of the Board of Directors.

ARTICLE VIII.

SHARE CERTIFICATES

SECTION 1. *Form; Signature.* The Company shall have the power to authorize the issuance of some or all of the shares of any class or series of its stock either with or without certificates. Any such authorization shall not affect shares already represented by certificates until such certificates are surrendered to the Company or its transfer agent, at which time the treatment of any certificates so surrendered shall be governed by any then effective and applicable resolution of the Company's Board of Directors, provision of these By-Laws or rule or regulation of any exchange or other market on which the shares represented by the certificates so surrendered may be listed or traded. Any certificates for shares of the Company shall be in such form as shall be determined by the Board of Directors and shall be numbered consecutively and entered in the books of the Company as they are issued. Each certificate shall exhibit the registered holder's name and the number and class of shares, and shall be signed by the President or a Vice President and the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, and shall bear the seal of the Company or a facsimile thereof. Where any such certificate is countersigned by a transfer agent, or registered by a registrar, the signature of any such officer may be the facsimile signature. In case any officer who signed, or whose facsimile signature or signatures were placed on any such certificate shall have ceased to be such officer before such certificate is issued, it may nevertheless be issued by the Company with the same effect as if he were such officer at the date of issue. With respect to the issuance or transfer of shares without certificates pursuant to the authorization described above, the Company or its transfer agent shall, within a reasonable time after such issuance or transfer, provide the applicable shareholder or shareholders a written notice containing the information required by the New York Business Corporation Law, the New York Uniform Commercial Code and any other applicable law, rule or regulation to be set forth or stated on certificates or on such written statements.

SECTION 2. *Lost Certificates.* The Board of Directors or an officer or officers duly authorized thereunto by the Board may direct a new share certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Company alleged to have been lost, destroyed or wrongfully taken upon the making of a sworn affidavit of that fact by the person claiming the certificate to have been lost, destroyed or wrongfully taken. When authorizing such issue of a new certificate or certificates, the Board of Directors or any authorized officer or officers may, in its, his or their discretion and as a condition precedent to the issuance thereof, require the owner of such lost, destroyed or wrongfully taken certificate or certificates, or his legal representative, to give the Company a bond in such sum as may be directed as indemnity against any claim that may be made against the Company with respect to the certificate alleged to have been lost, destroyed or wrongfully taken.

SECTION 3. *Registration of Transfer.* Subject to the provisions of the Federal securities laws and to any contractual restriction which may be evidenced by a legend upon the face of the certificate representing such shares or may otherwise be applicable to such shares (including to uncertificated shares if the Company has issued such shares pursuant to Section 1 of this Article VIII), upon surrender to the Company or any transfer agent of the Company of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, or, in the case of uncertificated shares, upon the presentation to the Company or such transfer agent of a genuine and authorized instruction or similar document required by law to effect the transfer of uncertificated securities, together with whatever other types of documentation or assurance the Company or such transfer agent may be entitled by law to request, it shall be the duty of the Company or such transfer agent, in the case of certificated shares, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books, and in the case of uncertificated shares, to register the transfer as instructed.

SECTION 4. *Registered Shareholders.* Except as otherwise provided by law, the Company shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends or other distributions, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or legal claim to or interest in such share or shares on the part of any other person.

SECTION 5. *Record Date.* For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action affecting the interests of shareholders, the Board of Directors may fix, in advance, a record date. Such date shall not be more than fifty (50) nor less than ten (10) days before the date of any such meeting, nor more than fifty (50) days prior to any other action.

In each such case, except as otherwise provided by law, only such persons as shall be shareholders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to express such consent or dissent, or to receive payment of such dividend, or such allotment of rights, or otherwise to be recognized as shareholders for the related purpose, notwithstanding any registration of transfer of shares on the books of the Company after any such record date so fixed.

ARTICLE IX.

GENERAL PROVISIONS

SECTION 1. *Dividends.* Subject to the applicable provisions of the certificate of incorporation, if any, dividends upon the outstanding shares of the Company may be declared by the Board of Directors at any regular or special meeting, pursuant to law, and may be paid in cash, in property, or in shares of the Company.

SECTION 2. *Reserves.* Before payment of any dividend, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall think conducive to the interest of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

SECTION 3. *Instruments Under Seal.* All deeds, bonds, mortgages, contracts, and other instruments requiring a seal may be signed in the name of the Company by the President or by any other officer authorized to sign such instrument by the President or the Board of Directors.

SECTION 4. *Checks, etc.* All checks or demands for money and notes or other instruments evidencing indebtedness or obligations of the Company shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

SECTION 5. *Fiscal Year.* The fiscal year of the Company shall, unless otherwise fixed by the Board of Directors, begin on the 1st day of January and end on the 31st day of December in each calendar year.

SECTION 6. *Seal.* The corporate seal shall have inscribed thereon the words "The Warwick Valley Telephone Company, Corporate Seal, Warwick, N.Y." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

ARTICLE X.

INDEMNIFICATION AND INSURANCE

SECTION 1. *Indemnification.* Any person made a party to an action by or in the right of the Company to procure a judgment in its favor, or made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the Company to procure a judgment ill in its favor, by reason of the fact that he, his testator or intestate is or was a director or officer of the Company, or while serving as a director or officer of the Company, is or was serving, at the request of the Company, as a director, officer, or in any other capacity, any other corporation, domestic or foreign, any partnership, joint venture, trust, employee benefit plan or other enterprise or organization, whether profit or nonprofit, shall be indemnified by the Company against the reasonable expenses (including attorney's fees, judgments, fines, and amounts paid in settlement) actually incurred by him as a result of such action or proceeding, or any appeal therein, to the full extent permissible under the New York Business Corporation Law.

SECTION 2. *Insurance.* The Company may purchase and maintain insurance to indemnify the Company and its directors and officers to the extent permitted under the New York Business Corporation Law.

SECTION 3. *Agreements.* The Company may, so far as permitted by law, enter into an agreement to indemnify and advance expenses to any officer or director who is made, or threatened to be made, a party to any action or proceeding by reason of the fact that he or she is or was an officer or director of the Company, or is or was serving at the request of the Company in any capacity for the Company or any other enterprise.

SECTION 4. *Preservation of Rights.* Neither the amendment or repeal of this Article X, nor the adoption of any provision of these By-Laws inconsistent with this Article X, shall eliminate or reduce the protection afforded by this Article X to a director or officer of the Company in respect to any matter which occurred or any action or proceeding which accrued or arose, prior to such amendment, repeal or adoption.

ARTICLE XI.

AMENDMENTS

SECTION 1. *Power to Amend.* The Board of Directors shall have the power to amend, repeal or adopt By-Laws at any regular or special meeting of the Board; *provided, however,* that any Bylaw adopted by the Board may be amended or repealed by vote of the holders of shares entitled at the time to vote for the election of directors; *provided, further,* that any amendment or repeal of ARTICLE III, Section 3, or this ARTICLE XI, Section 1, of these By-Laws, or any part of either thereof, shall in each event require ratification by the vote of the holders of seventy percent (70%) of the combined voting power of the shares of the corporation's capital stock entitled at the time to vote for the election of directors; and *provided, further,* that the Board of Directors shall not amend the By-Laws unless notice thereof, containing a statement of the proposed amendment, shall have been given at a prior meeting of the Board.

SECTION 2. *Amendment Affecting Election of Directors; Notice.* If any By-law regulating an impending election of directors is adopted, amended or repealed by the Board, there shall be set forth in the notice of the next meeting of shareholders for the election of directors the By-law so adopted, amended or repealed, together with a concise statement of the changes effected by such adoption, amendment or repeal.

AS OF MAY 4, 2006

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	State of Incorporation	Doing Business As
Warwick Valley Long Distance Company, Inc.	New York	
Hometown OnLine, Inc.	New York	Warwick Online
Warwick Valley Mobile Telephone Company, Inc. (inactive)	New York	

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-46836 and 333-64799) of Warwick Valley Telephone Company of our report dated March 14, 2008 relating to the consolidated financial statements, financial statement schedules and the effectiveness of internal control over financial reporting of Warwick Valley Telephone Company, which appears in this Annual Report on Form 10-K of Warwick Valley Telephone Company for the year ended December 31, 2007.

/s/ WithumSmith+Brown, P.C.

Princeton, New Jersey
March 14, 2008

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 33-46836 and 333-64799 on Form S-8 of Warwick Valley Telephone Company of our report dated February 22, 2008, relating to the financial statements of Orange County-Poughkeepsie Limited Partnership as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding affiliate revenues), appearing in this Annual Report on Form 10-K of Warwick Valley Telephone Company for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 13, 2008

EXHIBIT 31.1

CERTIFICATIONS

I, Duane W. Albro certify that:

1. I have reviewed this annual report on Form 10-K of the Warwick Valley Telephone Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Duane W. Albro

Duane W. Albro
President and Chief Executive Officer

Date: March 14, 2008

EXHIBIT 31.2

CERTIFICATIONS

I, Kenneth H. Volz, certify that:

1. I have reviewed this annual report on Form 10-K of the Warwick Valley Telephone Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Kenneth H. Volz

Kenneth H. Volz
Executive Vice President, Chief Financial Officer and
Treasurer

Date: March 14, 2008.

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTIONS 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Warwick Valley Telephone Company, (the "Company") on Form 10-K for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Duane W. Albro, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by section 906 has been provided to Warwick Valley Telephone Company and will be retained by Warwick Valley Telephone Company and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ Duane W. Albro

Duane W. Albro
President and Chief Executive Officer

March 14, 2008

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTIONS 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Warwick Valley Telephone Company, (the "Company") on Form 10-K for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kenneth H. Volz, Executive Vice President, Chief Financial Officer and Treasurer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by section 906 has been provided to Warwick Valley Telephone Company and will be retained by Warwick Valley Telephone Company and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ Kenneth H. Volz

Kenneth H. Volz
Executive Vice President, Chief Financial Officer
and Treasurer

March 14, 2008

EXHIBIT 99.1

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Financial Statements
Years Ended December 31, 2007, 2006 and 2005

Orange County — Poughkeepsie
Limited Partnership

Financial Statements
As of December 31, 2007 and 2006, and for the years ended December 31, 2007, 2006 and 2005, and Report of Independent Registered Public Accounting Firm

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Orange County - Poughkeepsie Limited Partnership:

We have audited the accompanying balance sheets of Orange County — Poughkeepsie Limited Partnership (the "Partnership") as of December 31, 2007 and 2006, and the related statements of operations, changes in partners' capital, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 4 to the financial statements, approximately 98% of the Partnership's revenue in each of the three years in the period ended December 31, 2007 is affiliate revenue.

Atlanta, Georgia
February 22, 2008

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

	2007	2006
	(Dollars in Thousands)	
ASSETS		
CURRENT ASSETS:		
Accounts receivable, net of allowance of $0 and $0	$ 168	$ 98
Unbilled revenue	683	1,586
Due from General Partner	12,107	9,509
Prepaid expenses and other current assets	90	111
Total current assets	13,048	11,304
PROPERTY, PLANT AND EQUIPMENT — Net	39,147	38,917
TOTAL ASSETS	$52,195	$50,221
LIABILITIES AND PARTNERS' CAPITAL		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 100	$ 103
Total current liabilities	100	103
LONG TERM LIABILITIES	361	328
Total liabilities	461	431
COMMITMENTS AND CONTINGENCIES (NOTES 5 and 6)		
PARTNERS' CAPITAL	51,734	49,790
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$52,195	$50,221

See notes to financial statements.

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	2007	2006	2005
	(Dollars in Thousands)		
OPERATING REVENUE (see Note 4 for Transactions with Affiliates):			
Service revenues	$151,382	$157,993	$180,508
OPERATING COSTS AND EXPENSES (see Note 4 for Transactions with Affiliates):			
Cost of service (excluding depreciation and amortization related to network assets included below)	22,535	24,449	25,292
General and administrative	3,179	2,623	2,142
Depreciation and amortization	6,069	6,720	6,347
Net loss on sale of property, plant and equipment	—	—	1
Total operating costs and expenses	31,783	33,792	33,782
OPERATING INCOME	119,599	124,201	146,726
INTEREST INCOME — Net	1,345	693	782
NET INCOME	$120,944	$124,894	$147,508
Allocation of Net Income:			
Limited partners	$ 18,141	$ 18,734	$ 22,126
General Partner	102,803	106,160	125,382

See notes to financial statements.

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	General Partner	Limited Partners			
	Verizon Wireless of the East LP	Cellco Partnership	Taconic Telephone Corporation	Warwick Valley Telephone Company	Total Partners' Capital
			(Dollars in Thousands)		
BALANCE, JANUARY 1, 2005	$ 27,530	—	$ 2,429	$ 2,429	$ 32,388
Net income	125,382	—	11,063	11,063	147,508
Distribution to partners	(113,050)	—	(9,975)	(9,975)	(133,000)
BALANCE, DECEMBER 31, 2005	39,862	—	3,517	3,517	46,896
Net income	106,160	—	9,367	9,367	124,894
Distribution to partners	(103,700)	—	(9,150)	(9,150)	(122,000)
BALANCE, DECEMBER 31, 2006	42,322	—	3,734	3,734	49,790
Net income	102,803	6,398	2,108	9,635	120,944
Distribution to partners	(101,151)	(6,173)	(2,206)	(9,470)	(119,000)
Transfer of partnership interest	—	3,341	(3,636)	295	—
BALANCE, DECEMBER 31, 2007	$ 43,974	$ 3,566	—	$ 4,194	$ 51,734

See notes to financial statements.

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	2007	2006	2005
	(Dollars in Thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 120,944	$ 124,894	$ 147,508
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	6,069	6,720	6,347
Net loss on sale of property, plant and equipment	—	—	1
Changes in certain assets and liabilities:			
Accounts receivable	(70)	156	(10)
Unbilled revenue	903	13	(350)
Prepaid expenses and other current assets	21	46	(105)
Accounts payable and accrued liabilities	(73)	68	(5)
Advance billings	—	(72)	(72)
Long term liabilities	33	139	189
Net cash provided by operating activities	127,827	131,964	153,503
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures, including purchases from affiliates, net	(6,229)	(8,257)	(9,599)
Change in due from General Partner, net	(2,598)	(1,707)	(7,802)
Net cash used in investing activities	(8,827)	(9,964)	(17,401)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Change in due to General Partner	—	—	(3,102)
Distribution to partners	(119,000)	(122,000)	(133,000)
Net cash used in financing activities	(119,000)	(122,000)	(136,102)
CHANGE IN CASH	—	—	—
CASH, BEGINNING OF YEAR	—	—	—
CASH, END OF YEAR	$ —	$ —	$ —
NONCASH TRANSACTIONS FROM INVESTING AND FINANCING ACTIVITIES:			
Accruals for capital expenditures	$ 106	$ 36	$ 174

See notes to financial statements.

ORANGE COUNTY — POUGHKEEPSIE LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(Dollars in Thousands)

1. ORGANIZATION AND MANAGEMENT

Orange County — Poughkeepsie Limited Partnership — Orange County — Poughkeepsie Limited Partnership (the "Partnership") was formed in 1987. The principal activity of the Partnership is providing wholesale cellular service to resellers who operate principally in the Orange County and Poughkeepsie, New York metropolitan service areas.

The partners and their respective ownership percentages as of December 31, 2007 are as follows:

Managing and General Partner:	
Verizon Wireless of the East LP*	85.0%
Limited partners:	
Warwick Valley Telephone Company ("Warwick")	8.1081%
Cellco Partnership	6.8919%

The partners and their respective ownership percentages as of December 31, 2006 and 2005 are as follows:

Managing and General Partner:	
Verizon Wireless of the East LP*	85.0%
Limited partners:	
Warwick Valley Telephone Company	7.5%
Taconic Telephone Corporation ("Taconic")	7.5%

* Verizon Wireless of the East LP is a partnership which is consolidated by Cellco Partnership (d/b/a Verizon Wireless) ("Cellco"). Prior to August 15, 2006, Verizon Wireless of the East LP (the "General Partner") was a partnership between Verizon Wireless of Georgia LLC and Verizon Wireless Acquisition South LLC, which hold a controlling interest, and Price Communications which had a preferred interest. On August 15, 2006 Verizon ELPI Holding Corp. (a subsidiary of Verizon Communications Inc.) became the owner of the preferred interest previously held by Price Communications.

On April 10, 2007, Taconic sold their 7.5% limited partnership interest to Cellco Partnership and Warwick.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for: allocations, allowance for uncollectible accounts receivable, unbilled revenue, fair value of financial instruments, depreciation and amortization, useful lives and impairment of assets, accrued expenses, taxes, and contingencies. Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the financial statements in the period that they are determined to be necessary.

Revenue Recognition — The Partnership earns revenue by providing access to the network (access revenue) and for usage of the network (airtime/usage revenue), which includes roaming and long distance revenue. In general, access revenue is billed one month in advance and is recognized when earned; the unearned portion is classified in advance billings. Airtime/usage revenue, roaming revenue and long distance revenue are recognized when service is rendered and included in unbilled revenue until billed. The roaming rates charged by the Partnership to Cellco do not necessarily reflect current market rates. The Partnership will continue to re-evaluate the rates on a periodic basis (see Note 4). The Partnership's revenue recognition policies are in accordance with the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements* and SAB No. 104, *Revenue Recognition.*

Approximately 98% of the Partnership's 2007, 2006 and 2005 revenue is affiliate revenue due to the fact that Cellco is the Partnership's primary reseller. The wholesale rates charged to Cellco do not necessarily reflect current market rates. The Partnership continues to re-evaluate the rates and expects these rates to be reduced in the future consistent with market trends and the terms of the limited partnership agreement (See Note 4).

Cellular service revenues resulting from a cellsite agreement with Cellco are recognized based upon an allocation of airtime minutes (See Note 4).

Operating Costs and Expenses — Operating costs and expenses include costs and expenses incurred directly by the Partnership, as well as an allocation of certain administrative and operating costs incurred by the General Partner or its affiliates on behalf of the Partnership. Services performed on behalf of the Partnership are provided by employees of Cellco. These employees are not employees of the Partnership and therefore, operating expenses include direct and allocated charges of salary and employee benefit costs for the services provided to the Partnership. The Partnership believes such allocations, principally based on the Partnership's percentage of total customers, customer gross additions, or minutes-of-use, are reasonable.

Property, Plant and Equipment — Property, plant and equipment primarily represents costs incurred to construct and expand capacity and network coverage on Mobile Telephone Switching Offices ("MTSOs") and cell sites. The cost of property, plant and equipment is depreciated over its estimated useful life using the straight-line method of accounting. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease. Major improvements to existing plant and equipment are capitalized. Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.

Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation or amortization is eliminated from the accounts and any related gain or loss is reflected in the Statements of Operations.

Network engineering costs incurred during the construction phase of the Partnership's network and real estate properties under development are capitalized as part of property, plant and equipment and recorded as construction in progress until the projects are completed and placed into service.

FCC Licenses — The Federal Communications Commission ("FCC") issues licenses that authorize cellular carriers to provide service in specific cellular geographic service areas. The FCC grants licenses for terms of up to ten years. In 1993 the FCC adopted specific standards to apply to cellular renewals, concluding it will reward a license renewal to a cellular licensee that meets certain standards of past performance. Historically, the FCC has granted license renewals routinely. All wireless licenses issued by the FCC that authorize the Partnership to provide cellular services are recorded on the books of Cellco. The current term of the Partnership's FCC licenses expire in January 2018 and June 2017. Cellco believes it will be able to meet all requirements necessary to secure renewal of the Partnership's wireless licenses.

Valuation of Assets — Long-lived assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The impairment loss, if determined to be necessary, would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

As discussed above, the FCC licenses under which the Partnership operates are recorded on the books of Cellco. Cellco does not charge the Partnership for the use of any FCC license recorded on its books (except for the annual cost of $524 related to the spectrum lease, as discussed in Note 4). However, Cellco believes that under the

Partnership agreement it has the right to allocate, based on a reasonable methodology, any impairment loss recognized by Cellco for all licenses included in Cellco's national footprint. Accordingly, the FCC licenses, including the licenses under which the Partnership operates, recorded on the books of Cellco are evaluated for impairment by Cellco, under the guidance set forth in Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.*

The FCC licenses are treated as an indefinite life intangible asset on the books of Cellco under the provisions of SFAS No. 142 and are not amortized, but rather are tested for impairment annually or between annual dates, if events or circumstances warrant. All of the licenses in Cellco's nationwide footprint are tested in the aggregate for impairment under SFAS No. 142.

Cellco evaluates its wireless licenses for potential impairment annually, and more frequently if indications of impairment exist. Cellco tests its licenses on an aggregate basis, in accordance with EITF No. 02-7, *Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets*, using a direct value methodology in accordance with SEC Staff Announcement No. D-108, *Use of the Residual Method to Value Acquired Assets other than Goodwill.* The direct value approach determines fair value using estimates of future cash flows associated specifically with the wireless licenses. If the fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the wireless licenses, an impairment is recognized. Cellco evaluated its wireless licenses for potential impairment as of December 15, 2007 and December 15, 2006. These evaluations resulted in no impairment of Cellco's wireless licenses.

Concentrations — To the extent the Partnership's customer receivables become delinquent, collection activities commence. The General Partner accounts for 80.2% and 93.6% of the accounts receivable balance at December 31, 2007, and 2006 respectively. The Partnership maintains an allowance for losses, as necessary, based on the expected collectibility of accounts receivable.

Approximately 98% of the Partnership's 2007, 2006, and 2005 revenue is affiliate revenue.

Cellco and the Partnership rely on local and long-distance telephone companies, some of whom are related parties, and other companies to provide certain communication services. Although management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on the Partnership's operating results.

Although Cellco and the General Partner attempt to maintain multiple vendors for equipment, which are important components of its operations, they are currently acquired from only a few sources. Certain of these products are in turn utilized by the Partnership and are important components of the Partnership's operations. If the suppliers are unable to meet the General Partner's needs as it builds out its network infrastructure and sells service, delays and increased costs in the expansion of the Partnership's network infrastructure or losses of potential customers could result, which would adversely affect operating results.

Financial Instruments — The Partnership's trade receivables and payables are short-term in nature, and accordingly, their carrying value approximates fair value.

Income Taxes - The Partnership is not a taxable entity for Federal and state income tax purposes. Any taxable income or loss is apportioned to the partners based on their respective partnership interests and is reported by them individually.

Due to/from General Partner — Due to/from General Partner principally represents the Partnership's cash position. The General Partner manages all cash, investing and financing activities of the Partnership. As such, the change in Due from General Partner is reflected as an investing activity in the Statements of Cash Flows while the change in Due to General Partner is reflected as a financing activity. Additionally, administrative and operating costs incurred by the General Partner on behalf of the Partnership are charged to the Partnership through this account. Interest expense/income is based on the average monthly outstanding balance in this account and is calculated by applying Cellco's average cost of borrowing from Verizon Global Funding, a wholly owned subsidiary of Verizon Communications. The cost of borrowing was approximately 5.4%, 5.4%, and 4.8% for the years ended December 31, 2007, 2006 and 2005, respectively. Included in Interest Income, Net is net interest income related to the Due from General Partner balance of $1,345, $693 and $782 for the years ended December 31, 2007, 2006 and 2005, respectively.

Distributions — Distributions are made to partners at the discretion of the General Partner based upon the Partnership's operating results, cash availability and financing needs as determined by the General Partner at the date of distribution.

Recently Issued Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurement.* SFAS No. 157 defines fair value, expands disclosures about fair value measurements, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. The Partnership is required to adopt SFAS No. 157 effective January 1, 2008 on a prospective basis, except for those items where the Partnership has elected a partial deferral under the provisions of FASB Staff Position ("FSP") No. FAS 157-b, "Effective Date of FASB Statement No. 157," which was issued during the first quarter of 2008. FSP 157-b permits deferral of the effective date of SFAS 157 for one year, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The deferral applies to measurements of fair value used when testing wireless licenses, other intangible assets, and other long-lived assets for impairment. The Partnership does not expect this standard to have an impact on the financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits entities to choose to measure eligible items at fair value, and to report unrealized gains and losses in earnings on items for which the fair value option has been elected. The Partnership is required to adopt SFAS No. 159 effective January 1, 2008. The Partnership does not expect this standard to have an impact on the financial statements.

In June 2006, the EITF reached a consensus on EITF No. 06-3, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement*. EITF No. 06-3 permits that such taxes may be presented on either a gross basis or a net basis as long as that presentation is used consistently. The adoption of EITF No. 06-3 on January 1, 2007 did not impact the financial statements. We present the taxes within the scope of EITF No. 06-3 on a net basis.

3. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following as of December 31, 2007 and 2006:

	Useful Lives	2007	2006
Buildings	10-40 years	$ 15,714	$ 14,367
Wireless plant equipment	3-15 years	61,626	61,795
Furniture, fixtures and equipment	2-5 years	24	18
Leasehold Improvements	5 years	3,174	2,460
		80,538	78,640
Less accumulated depreciation		(41,391)	(39,723)
Property, plant and equipment, net		$ 39,147	$ 38,917

Capitalized network engineering costs of $72 and $545 were recorded during the years ended December 31, 2007 and 2006, respectively. Construction-in-progress included in certain of the classifications shown above, principally wireless plant equipment, amounted to $3,192 and $641 at December 31, 2007 and 2006, respectively.

Depreciation and amortization expense for the years ended December 31, 2007, 2006 and 2005 was $6,069, $6,720 and $6,347, respectively.

4. TRANSACTIONS WITH AFFILIATES

Significant transactions with affiliates (Cellco and its related entities), including allocations and direct charges, are summarized as follows for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Revenue:			
Operating revenues(b)	$147,397	$153,176	$176,310
Cellsite allocated revenues(c)	1,418	1,336	1,377
Cost of Service:			
Direct telecommunication charges(a)	6,704	7,194	6,355
Long distance charges	4,429	7,082	8,208
Allocation of cost of service(a)	4,207	3,812	3,364
Allocation of switch usage cost(a)	4,697	4,360	5,519
General and Administrative:			
Allocation of certain general and administrative expenses(a)	2,867	1,911	1,672

(a) Expenses were allocated based on the Partnership's percentage of total customers, customer gross additions or minutes-of-use where applicable. The Partnership believes the allocations are reasonable.

(b) Affiliate operating revenues primarily represent revenues generated from transactions with Cellco, the Partnership's primary reseller. The wholesale rates charged to Cellco do not necessarily reflect current market rates. The Partnership continues to re-evaluate the rates and expects these rates to be reduced in the future consistent with market trends and the terms of the limited partnership agreement.

(c) Cellsite allocated revenues, based on the Partnership's percentage of minutes of use, result from the Partnership sharing a cell site with the Catskills RSA Limited Partnership, an affiliate entity.

All affiliate transactions captured above are based on actual amounts directly incurred by Cellco on behalf of the Partnership and/or allocations from Cellco. Revenues and expenses were allocated based on the Partnership's percentage of total customers, gross customer additions or minutes of use where applicable. The General Partner believes the allocations are reasonable. The affiliate transactions are not necessarily conducted at arm's length.

The Partnership had net purchases of property, plant, and equipment with affiliates of $3,237, $4,691 and $4,738 in 2007, 2006 and 2005, respectively.

On March 14, 2007, the Partnership entered into lease agreements for the right to use additional spectrum owned by Cellco. The initial term of these agreements is ten years. The annual lease commitment of $524 represents the costs of financing the spectrum, and does not necessarily reflect the economic value of the services received. No additional spectrum purchases or lease commitments, other than the $524, have been entered into by the Partnership as of December 31, 2007.

5. COMMITMENTS

The General Partner, on behalf of the Partnership, and the Partnership itself have entered into operating leases for facilities, equipment and spectrum used in its operations. Lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments. Rent expense is recorded on a straight-line basis. The noncancellable lease term used to calculate the amount of the straight-line rent expense is generally determined to be the initial lease term, including any optional renewal terms that are reasonably assured. Leasehold improvements related to these operating leases are amortized over the shorter of their estimated useful lives or the noncancellable lease term. For the years ended December 31, 2007, 2006 and 2005, the Partnership recognized a total of $2,470, $2,001 and $1,845 respectively, as rent expense related to payments under these operating leases, which was included in cost of service in the accompanying Statements of Operations.

Aggregate future minimum rental commitments under noncancelable operating leases, excluding renewal options that are not reasonably assured, for the years shown are as follows:

Years	Amount
2008	$ 2,456
2009	2,023
2010	1,453
2011	1,183
2012	927
2013 and thereafter	3,642
Total minimum payments	$11,684

From time to time the General Partner enters into purchase commitments, primarily for network equipment, on behalf of the Partnership.

6. CONTINGENCIES

Cellco is subject to various lawsuits and other claims including class actions, product liability, patent infringement, antitrust, partnership disputes, and claims involving relations with resellers and agents. Cellco is also defending lawsuits filed against itself and other participants in the wireless industry alleging various adverse effects as a result of wireless phone usage. Various consumer class action lawsuits allege that Cellco breached contracts with consumers, violated certain state consumer protection laws and other statutes and defrauded customers through concealed or misleading billing practices. Certain of these lawsuits and other claims may impact the Partnership. These litigation matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against Cellco and the Partnership and/or insurance coverage. Attorney Generals in a number of states also are investigating certain sales, marketing and advertising practices. All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance.

The Partnership may be allocated a portion of the damages that may result upon adjudication of these matters if the claimants prevail in their actions. Consequently, the ultimate liability with respect to these matters at December 31, 2007 cannot be ascertained. The potential effect, if any, on the financial condition and results of operations of the Partnership, in the period in which these matters are resolved, may be material.

In addition to the aforementioned matters, Cellco is subject to various other legal actions and claims in the normal course of business. While Cellco's legal counsel cannot give assurance as to the outcome of each of these matters, in management's opinion, based on the advice of such legal counsel, the ultimate liability with respect to any of these actions, or all of them combined, will not materially affect the financial statements of the Partnership.

******

COMMUNICATIONS

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Dollars in thousands except per share amounts)

	2007	2006	2005	2004	2003
Results of Operations					
Total Revenues	$ 24,042	$ 25,236	$ 27,342	$ 27,678	$ 28,649
Total Operating Expenses	$ 25,140	$ 29,030	$ 30,289	$ 26,564	$ 25,472
Net Income	$ 5,493	$ 3,997	$ 5,170	$ 8,928	$ 7,730
Earnings Per Share	1.02	0.74	0.96	1.65	1.43
Cash Dividends Declared Per Share	0.80	1.80	0.80	0.98	0.70
Assets and Capital					
Property, Plant and Equipment, net	$ 35,791	$ 37,087	$ 37,854	$ 40,971	$ 41,322
Total Assets	$ 56,651	$ 60,449	$ 68,229	$ 68,766	$ 59,733
Long-Term Debt	$ 5,695	$ 7,214	$ 8,732	$ 10,251	$ 6,926
Shareholders' equity	$ 36,419	$ 32,772	$ 40,231	$ 40,946	$ 37,886
Debt Ratio	19.3	21.0	20.3	22.3	15.9

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DIRECTORS AND EXECUTIVE CORPORATE OFFICERS

Board of Directors

Jeffrey D. Alario
Managing Partner, Alario & Associates, CPAS, PLLC

Douglas B. Benedict
Senior Vice President, Lockton Companies

Kelly C. Bloss
President, Knowledge Transfer Group, Inc.

Wisner H. Buckbee, Chairman of the Board
President, Wisner Farms, Inc.

Philip S. Demarest, retired
Former Vice President, Secretary and Treasurer
Warwick Valley Telephone Company

Robert J. DeValentino, retired
Former President,
Orange Regional Medical Center Foundation

Herbert Gareiss, Jr., retired
Former President,
Warwick Valley Telephone Company

Thomas H. Gray,
President, Telecom Expert Group

Douglas J. Mello
President, DJM Advisory Services, Inc.

Corporate Offices

47 Main Street
Warwick, New York 10990
Telephone: (845) 986-8080
Fax: (845) 986-6699

Internet Address
www.wvtc.com

Executive Corporate Officers

Duane W. Albro
President and Chief Executive Officer

Kenneth H. Volz
Executive Vice President, Chief Financial Officer and Treasurer

CORPORATE INFORMATION

Independent Registered Public Accounting Firm

WithumSmith+Brown, P.C.
Princeton, New Jersey

General Counsel

Harter Secrest & Emery LLP
Rochester, New York

Registrar and Transfer Agent

American Stock Transfer & Trust Company
New York, New York
Shareholder Services: (800) 937-5449

NASDAQ Global Market Symbol

WWVY

2008 Annual Meeting Information

Friday, April 25, 2008, 2:00 p.m. EDT
Harness Racing Museum and Hall of Fame
240 Main Street
Goshen, New York 10924

WVT Communications
47 Main Street • PO Box 592
Warwick, NY 10990
845-986-8080
www.wvtc.com

END